Exhibit 99.1

INVITEL HOLDINGS A/S

FINANCIAL REPORT

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2009

INVITEL HOLDINGS A/S AND SUBSIDIARIES

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(In thousands of euro, except share and per share data)

(unaudited)

Assets

	September 30, 2009	December 31, 2008 (1)
Current assets:
Cash and cash equivalents	21,891	28,598
Accounts receivable, net of allowance of 10,368 in 2009 and 11,584 in 2008	50,801	56,441
Deferred tax assets	2,065	5,676
Derivative financial instruments	649	2,375
Prepaid expenses and accrued income	3,675	3,031
Other current assets	3,501	4,196

Total current assets	82,582	100,317

Property, plant and equipment, net of depreciation of 221,328 in 2009 and 189,277 in 2008	523,874	547,725
Goodwill	54,041	56,949
Intangible assets, net of amortization of 58,173 in 2009 and 40,953 in 2008	148,461	165,734
Deferred costs	12,816	13,751
Deferred tax asset	137	340
Derivative financial instruments	4,846	4,691
Other non-current assets	435	1,103

Total assets	827,192	890,610

(1)	December 31, 2008 amounts were recast for the euro conversion (see note 1(c)).

See accompanying notes to condensed consolidated financial statements.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(In thousands of euro, except share and per share data)

(unaudited)

Liabilities and Shareholders’ Equity (Deficit)

	September 30, 2009	December 31, 2008 (1)
Current liabilities:
Current instalments of long-term debt	64,898	38,592
Current obligations under capital leases	4,444	5,714
Accounts payable	27,678	45,523
Accrued expenses	25,008	38,337
Accrued interest	6,899	13,992
Deferred income	8,543	11,365
Derivative financial instruments	8,430	10,100
Deferred tax liabilities	884	145
Other current liabilities	12,807	17,429

Total current liabilities	159,591	181,197

Long-term debt, excluding current instalments	678,742	665,321
Long-term obligations under capital leases, excluding current portion	4,179	3,589
Derivative financial instruments	8,509	2,938
Deferred tax liabilities	9,464	22,787
Deferred income	26,641	27,124
Provisions	5,172	8,773
Other non-current liabilities	8,618	7,484

Total liabilities	900,916	919,213

Commitments and contingencies	—	—

Redeemable equity securities	10,916	11,057

Shareholders’ equity (deficit):
Cumulative convertible preferred shares authorized 0 shares and issued and outstanding 0 shares in 2009; authorized 200,000 shares and issued and outstanding 30,000 shares in 2008	—	—
Ordinary shares EUR 0.01 par value; 31.7 million shares authorized; 15,799,183 shares issued and outstanding in 2009	13	—
Common stock $0.001 par value; 25 million shares authorized; 15,487,183 shares issued and outstanding in 2008	—	11
Additional paid-in capital	151,366	136,976
Accumulated deficit	(222,638)	(181,046)
Accumulated other comprehensive income (deficit)	(13,387)	4,388

Total equity (deficit) of Invitel Holdings A/S shareholders	(84,646)	(39,671)
Non-controlling interest	6	11

Total shareholders’ equity (deficit)	(84,640)	(39,660)

Total liabilities and shareholders’ equity (deficit)	827,192	890,610

(1)	December 31, 2008 amounts were recast for the euro conversion (see note 1(c)).

See accompanying notes to condensed consolidated financial statements.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Three and Nine Month Periods Ended September 30, 2009 and 2008

(In thousands of euro, except share and per share data)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008 (1)	2009	2008 (1)
Revenue	80,693	101,753	242,743	284,375

Operating expenses:
Cost of sales (exclusive of depreciation shown below)	31,302	41,114	94,168	116,385
Selling, general and administrative	11,824	19,129	46,773	59,213
Depreciation and amortization	19,108	22,667	55,334	61,130

Total operating expenses	62,234	82,910	196,275	236,728

Income from operations	18,459	18,843	46,468	47,647

Other income (expenses):
Foreign exchange gains (losses), net	1,932	(7,402)	(14,321)	14,920
Interest expense	(18,209)	(19,767)	(65,185)	(57,659)
Interest income	249	374	941	981
Gains (losses) on derivative financial instruments	(6,043)	4,037	(14,169)	(20,553)
Other, net	93	—	(56)	(1,281)

Income (loss) before income taxes	(3,519)	(3,915)	(46,322)	(15,945)

Income tax benefit (expense):
Current	(759)	(10,279)	(3,746)	(12,782)
Deferred	3,558	770	8,471	(103)

Total income tax benefit (expense)	2,799	(9,509)	4,725	(12,885)

Net income (loss)	(720)	(13,424)	(41,597)	(28,830)

Less: Net income (loss) attributable to non-controlling interest	—	(1)	5	1

Cumulative convertible preferred stock dividends	—	(18)	—	(52)

Net income (loss) attributable to shareholders	(720)	(13,441)	(41,592)	(28,883)

Foreign currency translation adjustment	2,849	(8,590)	(17,775)	15,203

Total comprehensive income (loss)	2,129	(22,031)	(59,367)	(13,680)

Net income (loss) per share:
Basic	(0.04)	(0.82)	(2.50)	(1.76)

Diluted	(0.04)	(0.82)	(2.50)	(1.76)

Weighted average number of ordinary/common shares outstanding:
Basic	16,725,733	16,425,733	16,666,392	16,421,268

Diluted	16,725,733	16,425,733	16,666,392	16,421,268

(1)	Amounts for the three and nine months ended September 30, 2008 were recast for the euro conversion (see note 1(c)).

See accompanying notes to condensed consolidated financial statements.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity (Deficit)

For the Nine Month Period Ended September 30, 2009

(In thousands of euro, except share data)

(unaudited)

	Common / Ordinary Shares	Common Stock of HTCC	Ordinary Shares of Invitel Holdings A/S	Preferred Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Deficit)	Non- controlling interest	Total Equity (Deficit)
Balances at December 31, 2008 (1)	15,487,183	11		—	136,976	(181,046)	4,388	11	(39,660)
Preferred stock conversion	300,000	—		—	131	—	—	—	131
Conversion of redeemable equity securities	12,000	—		—	—	—	—	—	—
Net income (loss)	—	—		—	—	(41,592)	—	(5)	(41,597)
Reorganization (note 1(b))		(11)	13	—	14,259	—	(14,261)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(3,514)	—	(3,514)

Balances at September 30, 2009	15,799,183	—	13	—	151,366	(222,638)	(13,387)	6	(84,640)

(1)	December 31, 2008 amounts were recast for the euro conversion (see note 1(c)).

See accompanying notes to condensed consolidated financial statements.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the Nine Month Periods Ended September 30, 2009 and 2008

(In thousands of euro)

(unaudited)

	2009	2008 (1)
Net cash provided by / (used in) operating activities	57,061	53,521

Cash flows from investing activities:
Acquisition of telecommunications network equipment and intangible assets	(54,152)	(53,226)
Acquisition of subsidiaries, net of cash acquired	—	(21,494)
Settlement of derivative financial instruments	(15,166)	(15,259)
Proceeds from sale of assets	6,600	1,386

Net cash provided by / (used in) investing activities	(62,718)	(88,593)

Cash flows from financing activities:
Repayments of long-term debt	(198,642)	(65,289)
Proceeds from new long-term borrowings	182,000	110,000
Proceeds from parent company borrowings	34,135	—
Refinancing costs paid	(13,140)	(5,027)
Principal payments under capital lease obligations	(4,143)	(3,123)

Net cash provided by / (used in) financing activities	210	36,561

Effect of foreign exchange rate changes on cash	(1,260)	1,385

Net increase (decrease) in cash and cash equivalents	(6,707)	2,874
Cash and cash equivalents at beginning of period	28,598	14,237

Cash and cash equivalents at end of period	21,891	17,111

Summary of material non-cash transactions:

•	On March 5, 2008, in connection with the Memorex Acquisition, we assumed net debt of EUR 77.1 million.

•

After negotiations, on July 4, 2008 we entered into a Settlement Agreement with the selling shareholders of Memorex pursuant to which the Escrow Agent returned EUR 11.2 million to us and the remaining EUR 0.9 million was paid out to the selling shareholders of Memorex. We received our funds on July 9, 2008.

•	Non-cash interest relating to the 2006 PIK Notes amounted to EUR 13.0 million and EUR 14.6 million for the nine months ended September 30, 2009 and 2008, respectively.

•	Non-cash interest relating to the Shareholder PIK Loan amounted to EUR 3.8 million for the nine months ended September 30, 2009.

•	Non-cash deferred borrowing costs written off to interest expense related to the extinguishment of debt amounted to EUR 2.5 million for the nine months ended September 30, 2009.

(1)	Amounts for the nine months ended September 30, 2008 were recast for the euro conversion (see note 1(c)).

See accompanying notes to condensed consolidated financial statements.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Invitel Holdings A/S (“Invitel Holdings”) with its consolidated subsidiaries, Invitel Hungary Holdings Kft. (“Invitel Holdings Kft.”), HTCC Holdco I B.V. (“Holdco I”), HTCC Holdco II B.V. (“Holdco II”), Matel Holdings N.V. (“Matel Holdings”) Magyar Telecom B.V. (“Matel”), Invitel Tavkozlesi Zrt. (“Invitel”), Invitel Technocom Kft. (“Invitel Technocom”), Invitel Telecom Kft. (“Invitel Telecom”), Invitel International Holdings B.V. (“Invitel Holdings B.V.”), Euroweb Romania S.A. (“Euroweb Romania”), Invitel International Hungary Kft. (“Invitel Kft.”), Invitel International AG and its subsidiaries (“Memorex” or “Invitel International”), (together, the “Company”) include all adjustments, consisting mainly of normal recurring accruals, necessary for a fair statement of the results of the interim periods. Invitel International owns and consolidates several non-Hungarian subsidiaries within the Central and Eastern European region.

Unless the context requires otherwise, references in this report to the “Company”, “we”, “us” and “our” refer to Invitel Holdings and its consolidated subsidiaries (or, as the context requires, our predecessor Hungarian Telephone and Cable Corp. and its subsidiaries).

All references to EUR are to the euro, which is the lawful currency of the participating member states of the European Union. All references to HUF are to the Hungarian forint, which is the lawful currency of the Republic of Hungary.

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. (U.S. GAAP). In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. Actual results could differ from those estimates.

The year-end condensed consolidated balance sheet data was derived from audited consolidated financial statements, but does not include all disclosures required under US GAAP.

The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of our predecessor Hungarian Telephone and Cable Corp., a Delaware company (“HTCC”, see note 1(b) “Reorganization”) for the year ended December 31, 2008, including the notes thereto, which financial statements and notes are included in Invitel Holdings’ 2008 Annual Report on Form 20-F which was filed with the United States Securities and Exchange Commission (“SEC”).

Results for interim periods are not necessarily indicative of the results for a full year.

All intercompany balances and transactions have been eliminated.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

(b)	Reorganization

On February 26, 2009 we completed a reorganization pursuant to which we effectively changed HTCC’s place of incorporation from Delaware to Denmark by merging HTCC with and into a wholly owned subsidiary of Invitel Holdings, a newly formed company in Denmark that we created for the purpose of the reorganization. Each share of common stock of HTCC was converted into the right to receive one American Depositary Share (“ADS”, representing one Ordinary Share) of Invitel Holdings. After completion of the reorganization, Invitel Holdings and its subsidiaries continue to conduct the business formerly conducted by HTCC and its subsidiaries.

The accounting for the reorganization of HTCC and Invitel Holdings, which are all entities under common control, is covered by ASC 805. Pursuant to ASC 805, the reorganization was accounted for using carryover basis at the date of transfer and as such, there were no changes in the historical consolidated carrying amounts of assets, liabilities and stockholders’ equity (deficit).

This transaction was a legal reorganization but did not impact the reporting entity. The Statement of Operations and Comprehensive Income (Loss) for the three and nine months ended September 30, 2009 and the Statement of Cash Flows for the nine months ended September 30, 2009 include the results of HTCC and its consolidated subsidiaries from January 1, 2009 to February 26, 2009.

(c)	Change in Reporting Currency

In connection with our reorganization completed on February 26, 2009 we changed our reporting currency from U.S. dollars to euro. We changed the reporting currency because we are now incorporated in Europe, most of our debt is in euro and a substantial part of our international business is conducted in euro.

Due to the change in reporting currency, our prior year comparative figures were recast. The exchange rate we used for the recast of our Balance Sheet as of December 31, 2008 was 264.78 EUR/HUF. The exchange rate we used for the recast of our Statements of Operations and Comprehensive Income (Loss) for the three months ended September 30, 2008 was 236.11 EUR/HUF. The exchange rate we used for the recast of our Statements of Operations and Comprehensive Income (Loss) and our Statement of Cash Flows for the nine months ended September 30, 2008 was 247.69 EUR/HUF.

The average Hungarian forint / U.S. dollar exchange rates used for the translation of the subsidiaries’ Hungarian forint denominated statements of operations into U.S. dollars for the three and nine months ended September 30, 2008 were 157.15 and 162.97, respectively.

(d)	Foreign Currency Translation

We use the HUF as the functional currency for our Hungarian subsidiaries. Our Hungarian subsidiaries’ assets and liabilities are translated into EUR using the exchange rates in effect at the balance sheet date. Results of operations are translated

INVITEL HOLDINGS A/S AND SUBSIDIARIES

into EUR using the average exchange rates prevailing throughout the period. The effects of exchange rate fluctuations on translating HUF assets and liabilities into EUR are accumulated as part of other comprehensive income in shareholders’ equity (deficit).

We use the applicable local currency as the functional currency of Invitel’s non-Hungarian subsidiaries except for Invitel International and its subsidiaries. Accordingly, foreign currency assets and liabilities of these non-Hungarian subsidiaries are translated into HUF using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. The effects of exchange rate fluctuations on translating the local currency assets and liabilities of these subsidiaries into HUF are accumulated as part of foreign exchange gains (losses) in the consolidated statement of operations. The effects of exchange rate fluctuations on translating HUF assets and liabilities into EUR are accumulated as part of other comprehensive income in shareholders’ equity.

We use the EUR as the functional currency of Invitel International and its subsidiaries. Accordingly, foreign currency assets and liabilities of Invitel International’s subsidiaries are translated into EUR using the exchange rates in effect at the balance sheet date. Results of operations are translated into EUR using the average exchange rates prevailing throughout the period. The effects of exchange rate fluctuations on translating the local currency assets and liabilities of Invitel International’s subsidiaries into EUR are accumulated as part of foreign exchange gains (losses) in the consolidated statement of operations.

The subsidiaries’ HUF denominated balance sheets were translated into EUR by using the period-end EUR/HUF exchange rate of 270.36 and 264.78 as of September 30, 2009 and December 31, 2008, respectively. The average EUR/HUF exchange rates used for the translation of the subsidiaries’ HUF denominated statements of operations into EUR for the three months ended September 30, 2009 and 2008 were 271.36 and 236.11, respectively. The average EUR/HUF exchange rates used for the translation of the subsidiaries’ HUF forint denominated statements of operations and statements of cash flows into EUR for the nine months ended September 30, 2009 and 2008 were 283.82 and 247.69, respectively.

(e)	Recently Adopted Accounting Pronouncements

In December 2007, the FASB issued ASC 805, “Business Combinations” (“ASC 805”), which replaces SFAS No. 141, “Business Combinations” (“SFAS 141”). ASC 805 establishes principles and requirements for measurement of identifiable assets and liabilities in a business combination and the measurement and recognition of goodwill acquired in the business combination or a gain from a bargain purchase. The standard also determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. ASC 805 requires (i) transaction costs to be expensed as incurred, rather than capitalizing such costs as part of the aggregate cost of the

INVITEL HOLDINGS A/S AND SUBSIDIARIES

acquisition, (ii) the recording of contingent consideration at fair value with subsequent adjustments to income and (iii) reductions in valuation allowances on deferred taxes to be recorded in income rather than goodwill. We adopted ASC 805 on January 1, 2009. The impact of the adoption of ASC 805 did not have a material impact on our financial statements. The future impact will depend on the nature and timing of our future acquisitions.

In December 2007, the FASB issued ASC 810, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (“ASC 810”), which we adopted on January 1, 2009. ASC 810 significantly changed the accounting and reporting related to a non-controlling interest in a subsidiary. Non-controlling interests are classified as shareholders’ equity, a change from the prior classification between liabilities and shareholders’ equity. Earnings attributable to minority interests are included in net income, although such earnings continue to be deducted to measure earnings per share. Purchases and sales of minority interests are reported in equity. The adoption of ASC 810 did not have a material impact on our financial statements.

In March 2008, the FASB issued ASC 815, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No. 133 (“ASC 815”). ASC 815 changes disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires enhanced disclosures about (a) how and why derivative instruments are used, (b) how derivative and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect financial position, financial performance, and cash flows. ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We adopted ASC 815 as of January 1, 2009. Other than the required disclosures, the adoption of ASC 815 did not have a material impact on our financial statements.

On January 1, 2009, we adopted changes issued by the FASB to fair value accounting and reporting as it relates to non-financial assets and non-financial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. These changes define fair value, establish a framework for measuring fair value in GAAP, and expand disclosures about fair value measurements. This guidance applies to other GAAP that require or permit fair value measurements and is to be applied prospectively with limited exceptions. The adoption of these changes, as it relates to non-financial assets and non-financial liabilities, had no impact on our financial statements.

In May 2009, the FASB issued ASC 855, “Subsequent Events” (“ASC 855”), which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 also requires entities to disclose the date through which subsequent events are evaluated as well as the rationale for why that date was selected. ASC 855 became effective for interim and annual periods ending after June 15, 2009. We adopted this pronouncement during the second quarter of 2009. We evaluated subsequent events through December 3, 2009.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

In June 2009, the FASB issued ASC 105 on The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162 (“ASC 105”). ASC 105 establishes the FASB Accounting Standards Codification TM (Codification) as the single source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. ASC 105 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. Following ASC 105, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates, which will serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the Codification. Other than the manner in which new accounting standards are referenced, the adoption of ASC 105 did not have an impact on our financial statements.

(f)	Recently Issued Accounting Pronouncements

In August 2009, the FASB issued changes to fair value accounting for liabilities. These changes clarify existing guidance for circumstances in which a quoted price in an active market for the identical liability is not available. An entity is required to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach (e.g., present value technique). This guidance also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. These changes become effective for us on October 1, 2009. The adoption of these changes will not have an impact on our financial statements.

In June 2009, the FASB issued changes to the accounting for variable interest entities. These changes require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity; require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; add an additional reconsideration event for determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that holders of the equity investment at risk, as a group, lose the power from voting rights

INVITEL HOLDINGS A/S AND SUBSIDIARIES

or similar rights of those investments to direct the activities of the entity that most significantly impact the entity’s economic performance; and require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. These changes become effective for us on January 1, 2010. Management is currently evaluating the potential impact of these changes on our financial statements.

(2)	Short and long-term debt

Short-term portion of long-term debt and long-term debt as of September 30, 2009 and December 31, 2008 consist of the following:

	September 30, 2009	December 31, 2008 (1)
	(in thousands of euro)
Memorex Turkey Loan	8,242	9,672
Amended Senior Facilities Agreement	56,656	28,920

Short-term portion of long-term debt	64,898	38,592

Amended Senior Facilities Agreement	83,044	54,095
Memorex Bridge Loan	—	100,000
1st Memorex Prep Loan	8,000	8,000
2nd Memorex Prep Loan	3,000	3,000
2007 Notes	200,000	200,000
2006 PIK Notes	173,412	159,070
2004 Notes	141,330	141,156
Subordinated Term Loan	32,000	—
Shareholder PIK Loan	37,956	—

Total long-term debt	678,742	665,321

(1)	December 31, 2008 amounts were recast for the euro conversion (see note 1(c)).

In connection with the Invitel Acquisition on April 27, 2007, we completed the issuance of EUR 200 million aggregate principal amount of floating rate senior notes maturing in 2013 (the “2007 Notes”), the proceeds of which were used to partly finance the Invitel Acquisition and to refinance our existing bank credit facility. As part of the Invitel Acquisition, we also assumed an estimated net indebtedness on closing of EUR 391 million. The assumed debt consisted primarily of (i) EUR 133 million in aggregate principal amount and accrued interest of Floating Rate Senior PIK Notes due 2013 (the “2006 PIK Notes”), (ii) EUR 142 million in aggregate principal amount of 10.75% Senior Notes due 2012 (the “2004 Notes”), and (iii) a Facilities Agreement in the amount of EUR 116 million, which was amended and restated in connection with the Invitel Acquisition.

In connection with the Memorex Acquisition on March 5, 2008, we entered into a EUR 100 million Bridge Loan Agreement (the “Bridge Loan Agreement”), and further amended and restated our Facilities Agreement (as amended as of March 5, 2008, the “Senior Facilities Agreement”).

INVITEL HOLDINGS A/S AND SUBSIDIARIES

In order to establish the relative rights of certain of our creditors under our financing arrangements, we have entered into an amended and restated Intercreditor Agreement (the “Intercreditor Agreement”). Summaries of the terms and conditions of the Senior Facilities Agreement, the 2007 Notes, the 2006 PIK Notes, the 2004 Notes, the Bridge Loan Agreement and the Intercreditor Agreement are set forth below. The summaries do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed with the Securities and Exchange Commission. We have also summarized three loan agreements that we assumed as part of the Memorex Acquisition.

The Facilities Agreement

In connection with the Invitel Acquisition on April 27, 2007, an amendment was made to the Facilities Agreement, dated August 6, 2004, between Matel, Invitel, as borrower, certain subsidiary companies as original guarantors, and certain financial institutions. On March 5, 2008, the Facilities Agreement was amended and restated again (as amended as of March 5, 2008, the “Senior Facilities Agreement”).

The Senior Facilities Agreement provided for facilities of up to EUR 145 million (or the EUR equivalent thereof), comprised of (i) a EUR amortizing term loan of EUR 96.9 million, (ii) a HUF amortizing term loan of HUF 4,628 million (approximately EUR 18.5 million), (iii) a revolving credit facility of EUR 4.2 million and HUF 200 million (approximately EUR 0.8 million), and (iv) a EUR liquidity facility of EUR 25 million. Neither the revolving facility nor the liquidity facility was drawn down in connection with the closing of the Invitel Acquisition.

Advances under the Senior Facilities Agreement accrued interest for each interest period at rates equal to EURIBOR or BUBOR (based on the Budapest interbank offer rates) plus an applicable margin. The applicable margin was set based on the ratio of all of our senior debt to EBITDA, based on our most recently delivered quarterly management accounts and financial statements. Under the Senior Facilities Agreement, we were obligated to pay customary fees to the lenders, including an up-front fee and a commitment fee in relation to available and undrawn commitments under the revolving facility and the liquidity facility.

Our obligations under the Senior Facilities Agreement were guaranteed and were collateralized by (i) a first ranking pledge of all the share capital of the obligors, (ii) assignments of intercompany loans and any relevant cross guarantees of the obligors from time to time, (iii) a pledge of accounts by the obligors, and (iv) floating charges over all assets. Such security interests also collateralize, on a pari passu basis, all hedging obligations with respect to the Senior Facilities Agreement, the 2007 Notes and the 2004 Notes.

The Senior Facilities Agreement contained certain negative covenants that restricted us (subject to certain agreed upon exceptions) from, among other things, (i) creating or permitting to subsist any security interest over any part of our assets, (ii) merging or

INVITEL HOLDINGS A/S AND SUBSIDIARIES

consolidating with or into any other person, (iii) selling, transferring, leasing, lending or otherwise disposing of any assets, (iv) incurring or permitting to be outstanding any financial indebtedness (including guarantees), (v) reducing capital or purchasing any class of our shares, (vi) making any investment, including (1) loans to any person, (2) the acquisition of indebtedness or capital or securities of any person, (3) the acquisition of the assets, property or business of any other person, or (4) the creation or acquisition of a subsidiary, (vii) entering into any derivative instruments, (viii) changing the nature of our business or amending our constitutive documents, (ix) entering into any agreement or arrangement other than on an arm’s-length basis, (x) paying dividends or making any repayment, prepayment or redemption of principal under any subordinated finance documents except the issuance of the 2007 Notes or in exchange for equity of an obligor, (xi) changing the ownership structure of the Company, and (xii) maintaining any bank account that has a credit balance with any person that is not a lender under the Senior Facilities Agreement.

Additionally, the Senior Facilities Agreement required us to maintain specified consolidated financial ratios, such as leverage ratios (total senior debt to EBITDA and total debt to EBITDA), an interest coverage ratio (EBITDA to total debt interest charges) and a fixed charge coverage ratio (EBITDA minus capital expenditure minus cash taxes to total debt charges).

Under the terms of the Senior Facilities Agreement, we were required to observe certain affirmative undertakings, including, but not limited to, undertakings relating to (i) maintenance of all relevant consents, authorizations and licenses, (ii) conduct of business, (iii) periodic financial statements, management accounts and reports, (iv) auditors and information, (v) insurance and inspection, (vi) notification of environmental claims and expenditures, (vii) compliance with laws, (viii) taxes, and (ix) maintenance of a cost capitalization policy and an interest rate hedging policy.

The term facilities were amortizing term loans with a maturity date of June 30, 2011. No amount repaid or prepaid in relation to the term facilities may be redrawn.

The revolving facility and the liquidity facility were each repayable in an amount equal to 100% of the principal amount outstanding on June 29 and December 30 of each calendar year until the maturity date of June 30, 2011.

Subject to certain exceptions, all loans under the Senior Facilities Agreement were required to be prepaid upon the occurrence of certain change of control events. Voluntary prepayments and cancellations were permitted.

The Senior Facilities Agreement contained certain events of default customary for senior debt financings as well as an event of default related to Matel Holdings engaging in non-holding company-related activities, the occurrence of which would preclude further borrowings under the revolving facility and permit the lenders to accelerate all outstanding loans and terminate their commitments under the facilities.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The 2007 Notes

Upon the completion of the Invitel Acquisition on April 27, 2007, we completed the issuance of the 2007 Notes. We received EUR 189 million following the payment of financing costs associated with the issuance of the 2007 Notes in the amount of EUR 11 million, which costs were deferred and will be amortized to interest expense using the effective interest method over the term of the 2007 Notes. The proceeds from the issuance of the 2007 Notes were used to partly finance the Invitel Acquisition and to refinance the indebtedness of some of our subsidiaries.

The 2007 Notes mature on February 1, 2013 and bear interest at a rate of EURIBOR plus 3.0% per annum, payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, beginning on August 1, 2007. The 2007 Notes are guaranteed by some of our subsidiaries. The 2007 Notes and subsidiary guarantees are collateralized by second-priority liens over certain inter-company funding loans, the capital stock of some of our subsidiaries, which liens rank pari passu with the liens over such assets collateralizing our obligations under the 2004 Notes described below.

We have the option to redeem the 2007 Notes, as a whole or in part, at any time or from time to time, at redemption prices specified in the 2007 Notes indenture (the “2007 Notes Indenture”). In the event of a change of control, we must make an offer to purchase the 2007 Notes at a purchase price equal to 101% of the principal amount thereof. We are also required to offer to purchase the 2007 Notes with the excess proceeds following certain asset sales at a purchase price equal to 100% of the principal amount thereof.

The 2007 Notes Indenture contains covenants restricting our ability to, among other things, (i) incur additional indebtedness or issue preferred shares, (ii) make investments and certain other restricted payments, (iii) issue or sell shares in subsidiaries, (iv) agree to restrictions on the payment of dividends by subsidiaries, (v) enter into transactions with affiliates, (vi) create certain liens, (vii) merge, consolidate or combine with other entities, (viii) layer debt, (ix) designate subsidiaries as unrestricted subsidiaries, (x) engage in unrelated business activities and (xi) impair any security interests. The 2007 Indenture also contains customary events of default, including non-payment of principal, interest, premium or other amounts, violation of covenants, bankruptcy events, cross-defaults, material judgments and invalidity of any guarantee, security document or security interest.

The 2006 PIK Notes

On October 30, 2006, Invitel Holdings N.V. (the former parent company of Invitel) issued the 2006 PIK Notes pursuant to an Indenture, dated as of October 30, 2006 (the “2006 PIK Notes Indenture”). In connection with the closing of the Invitel Acquisition on April 27, 2007, we entered into a supplemental indenture with Invitel Holdings N.V. and the 2006 PIK Notes Indenture trustee, pursuant to which we replaced Invitel Holdings N.V. as the issuer of the 2006 PIK Notes and assumed all of the rights and obligations of the issuer under the 2006 PIK Notes Indenture.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Interest on the 2006 PIK Notes is payable quarterly in cash or in the form of additional 2006 PIK Notes at an annual rate of EURIBOR plus 8.25%, reset quarterly, plus a ratchet margin, on January 15, April 15, July 15 and October 15 of each year beginning January 15, 2007. The ratchet margin is zero for the period to but excluding October 15, 2009 and 2.00% if the consolidated leverage ratio of our subsidiary Matel is greater than 2.50 to 1.00 for any interest period beginning on or after October 15, 2009. The maturity date of the 2006 PIK Notes is April 15, 2013.

Our obligations under the 2006 PIK Notes are general unsubordinated obligations and are collateralized by a first priority lien over the shares of Matel Holdings and are effectively subordinated to all existing and future debt of our subsidiaries.

We have the option to redeem the 2006 PIK Notes, as a whole or in part, at any time or from time to time, at redemption prices specified in the 2006 PIK Notes Indenture. In the event of a change of control, we must make an offer to purchase the 2006 PIK Notes at a purchase price equal to 101% of the principal amount thereof. We are also required to make an offer to purchase the 2006 PIK Notes with the excess proceeds following certain asset sales at a purchase price equal to 100% of the principal amount of thereof.

The 2006 PIK Notes Indenture contains covenants restricting our ability to, among other things, (i) incur additional indebtedness or issue preferred shares, (ii) make investments and certain other restricted payments, (iii) enter into transactions with affiliates, (iv) create certain liens, (v) enter into sale and leaseback transactions, (vi) issue or sell shares of subsidiaries, (vii) merge, consolidate or combine with other entities, (viii) designate subsidiaries as unrestricted subsidiaries, (ix) engage in unrelated business activities and (x) impair any security interests. The 2006 PIK Notes Indenture also contains customary events of default, including, among other things, non-payment of the principal, interest or premium, if any, on any 2006 PIK Notes, certain failures to comply with any covenant of the 2006 PIK Notes Indenture, certain defaults under other indebtedness, failure to pay certain indebtedness or judgments, bankruptcy or insolvency events and invalidity of any security document or security interest.

The 2004 Notes

In August 2004, Matel issued the 2004 Notes pursuant to an Indenture (the “2004 Notes Indenture”) with a trustee, and, as subsidiary guarantors, Matel’s subsidiaries Invitel and V-Holding.

Interest on the 2004 Notes is payable semi-annually at an annual rate of 10.75% on February 15 and August 15 of each year, beginning on February 15, 2005.

We have the option to redeem the 2004 Notes, as a whole or in part, at any time or from time to time, at redemption prices specified in the 2004 Notes Indenture. Upon certain change of control events, we are required to make an offer to purchase all of the 2004 Notes, at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. We are also required to offer to purchase the 2004 Notes with the excess proceeds from certain sales of assets at 100% of the principal amount of the 2004 Notes, plus accrued and unpaid interest to the date of repurchase.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Our obligations under the 2004 Notes are guaranteed on a senior subordinated basis by some of our subsidiaries that guaranteed our obligations under the 2007 Notes and are collateralized by the same collateral securing the 2007 Notes.

The 2004 Notes Indenture contains covenants which, among other things, limit the ability of Matel and its restricted subsidiaries to (i) incur additional indebtedness and issue preferred shares, (ii) make certain restricted payments and investments, (iii) transfer or sell assets, (iv) enter into transactions with affiliates, (v) create certain liens, (vi) create restrictions on the ability of certain subsidiaries to pay dividends or other payments to Matel, (vii) guarantee other indebtedness, (viii) enter into sale and leaseback transactions, (ix) issue or sell shares of some of our restricted subsidiaries, (x) merge, consolidate, amalgamate or combine with other entities, (xi) designate restricted subsidiaries as unrestricted subsidiaries, and (xii) engage in any business other than a permitted business. The 2004 Notes Indenture also contains customary events of default, including, among others, the non-payment of principal, interest or premium on the 2004 Notes, certain failures to perform or observe any other covenant in the 2004 Notes Indenture, the occurrence of certain defaults under other indebtedness, failure to pay certain indebtedness or judgments, bankruptcy or insolvency events and invalidity of any guarantee, security document or security interest.

The Bridge Loan Agreement

In connection with the Memorex Acquisition we entered into the Bridge Loan Agreement in the amount of EUR 100 million on March 3, 2008 with our subsidiary Matel as borrower and our subsidiaries Invitel, Tele2 Hungary, Invitel Technocom, Invitel International and Invitel International’s Turkish subsidiary as guarantors. The Bridge Loan Agreement was arranged by Merrill Lynch and BNP Paribas, who were the original lenders. On March 5, 2008, the closing date of the Memorex Acquisition, we borrowed the full EUR 100 million pursuant to which we used EUR 30.1 million to fund the purchase price for 95.7% of the outstanding equity in Memorex and EUR 46.6 million to refinance some of Memorex’s existing debt that we assumed at closing. We used EUR 7.6 million to pay fees and expenses in connection with the Bridge Loan Agreement and transaction costs in connection with the Memorex Acquisition and we set aside the remaining EUR 15.7 million for working capital purposes. In addition, EUR 12.1 million of the EUR 30.1 million purchase price was paid into escrow. Following settlement, EUR 11.2 million of the escrow balance was returned to us and added to our working capital.

The Bridge Loan Agreement loans (the “Bridge Loans”) matured one year following the completion of the Memorex Acquisition, on March 5, 2009 (the “Initial Maturity Date”). The Bridge Loans accrued interest at a rate per annum equal to the sum of EURIBOR plus the applicable margin plus the Mandatory Cost (if any, as defined in the Bridge Loan Agreement), which was set at the beginning of each three month interest period. The applicable margin for the first nine months was the greater of 4.25% per annum and 0.50%

INVITEL HOLDINGS A/S AND SUBSIDIARIES

per annum over the 2007 Notes Spread to Maturity (the quoted spread over EURIBOR to maturity). For the next three months, the applicable margin was the greater of 4.75% per annum and 0.50% per annum over the 2007 Notes Spread to Maturity. For the three months up to the Initial Maturity Date, the applicable margin was the greater of 5.25% per annum and 0.50% per annum over the 2007 Notes Spread to Maturity. The interest rate could not exceed 11.5% per annum for any interest period.

Our obligations under the Bridge Loan Agreement were guaranteed by some of our subsidiaries and were collateralized by the same collateral securing the 2004 Notes and the 2007 Notes.

On March 4, 2009 the Bridge Loan Agreement was terminated when we repaid the Bridge Loans as part of a refinancing of the Senior Facilities Agreement and the Bridge Loan Agreement.

The Intercreditor Agreement

In order to establish the relative rights of certain of our creditors under our financing arrangements (including priority of claims and subordination), we entered into an amended and restated Intercreditor Agreement with, among others, the lenders under the Senior Facilities Agreement, certain hedging counterparties, the security trustee, the trustee for the 2007 Notes and the trustee for the 2004 Notes. The Intercreditor Agreement provides that if there is an inconsistency between the provisions of the Intercreditor Agreement (regarding subordination, turnover, ranking and amendments only), and certain other documents, including the 2007 Notes Indenture governing the 2007 Notes, the Intercreditor Agreement will prevail.

The Assumed Memorex Debt

In connection with the Memorex Acquisition, in addition to the Memorex debt that we refinanced with a portion of the proceeds from the Bridge Loan Agreement, we assumed approximately EUR 26.4 million of net debt primarily consisting of (i) a loan to Memorex’s Turkish subsidiary MTCTR Memorex Telekomünikasyon Sanayi ve Ticaret Limited Sirketi (“Memorex Turkey”) in the amount of EUR 10 million (the “Memorex Turkey Loan”), (ii) a subordinated loan to Memorex in the amount of EUR 8 million (the 1st Memorex Prep Loan), (iii) a subordinated loan to Memorex in the amount of EUR 3 million (the “2nd Memorex Prep Loan) and (iv) finance leases.

The Memorex Turkey Loan is a bank loan with a current variable interest rate that is adjusted quarterly and presently equal to EURIBOR plus 2.0%. The current interest rate is 3.35%. The lender may unilaterally alter or increase the rate of interest as permitted by applicable law. The Memorex Turkey Loan matures, with the principal to be repaid in full, in November 2013. The lender may, in its discretion, require early repayment upon three days written notice. Memorex Turkey may prepay the loan in whole or in part on three days written notice. The Memorex Turkey Loan is collateralized by some of Memorex Turkey’s trade receivables.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The 1st Memorex Prep Loan is an un-collateralized subordinated loan from a syndicated group of lenders. Invitel International has to make an annual interest payment at the rate of 0.75% per annum and a quarterly interest payment at the rate of 6.8% per annum. The 1st Memorex Prep Loan matures, with the principal to be repaid in full, in July 2012. The lenders or Invitel International may require early termination of the loan upon “important reasons”. “Important reasons” that would enable the lenders to terminate the loan agreement and require early repayment include, but are not limited to, certain events such as the liquidation of Invitel International, the institution of insolvency proceedings or a change-in-control of Invitel International under certain circumstances. If the loan is terminated prior to maturity, Invitel International would owe, in addition to the unpaid principal and accrued interest, the “residual term interest” consisting of the interest that would have been payable up to the original maturity date of the loan. Invitel International would receive a credit against such “residual interest” for the hypothetical amount which the loan principal would earn if it was reinvested in bonds issued by the Republic of Austria with a residual term equal to the time remaining to the original maturity date of the loan.

The 2nd Memorex Prep Loan is an un-collateralized subordinated loan from a syndicated group of lenders. Invitel International has to make an annual interest payment at the rate of 1.0% per annum and a quarterly interest payment at the rate of 6.9% per annum. The 2nd Memorex Prep Loan matures, with the principal to be repaid in full, in December 2012. The lenders or Invitel International may require early termination of the loan upon “important reasons”. “Important reasons” that would enable the lenders to terminate the loan agreement and require early repayment include, but are not limited to, certain events such as the liquidation of Invitel International, the institution of insolvency proceedings or a change-in-control of Invitel International under certain circumstances. If the loan is terminated prior to maturity, Invitel International would owe, in addition to the unpaid principal and accrued interest, the “residual term interest” consisting of the interest that would have been payable up to the original maturity date of the loan. Invitel International would receive a credit against such “residual interest” for the hypothetical amount which the loan principal would earn if it was reinvested in bonds issued by the Republic of Austria with a residual term equal to the time remaining to the original maturity date of the loan.

As of September 30, 2009, we were in compliance with all financial covenants set forth in our financing arrangements. For more details see Note 10 “Subsequent Events”.

2009 Refinancing

On March 4, 2009 we completed a refinancing (the “2009 Refinancing”), which included (i) an amendment to the existing Senior Facilities Agreement to increase the amount of credit available under such agreement, (ii) entering into two additional loan agreements and (iii) the repayment of the funds borrowed under, and the termination of, the Bridge Loan Agreement.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The 2009 Refinancing comprises (i) EUR 165 million term and revolving facilities (the “Amended Senior Facilities Agreement”) with our subsidiary Invitel as borrower, and our subsidiaries Matel, Invitel, Invitel Technocom, Invitel Kft., Invitel International, Invitel International’s Turkish subsidiary and Invitel’s Romanian subsidiary as guarantors, (ii) a EUR 32.0 million subordinated term loan with our subsidiary Matel as borrower (the “Subordinated Term Loan”) and (iii) a EUR 34.1 million subordinated PIK loan from an affiliate of TDC A/S (the Company’s then majority shareholder, “TDC”) to Matel (the “Shareholder PIK Loan” and, together with the Amended Senior Facilities Agreement and the Subordinated Term Loan, the “2009 Amended Facilities”).

The intercreditor deed entered into in connection with the existing financing was also amended and restated to take into account the 2009 Refinancing (the “Amended Intercreditor Deed”).

The Amended Senior Facilities Agreement comprises the following credit facilities (“Senior Facilities”): (i) term facilities not exceeding EUR 150 million (the “Term Facilities”); (ii) a EUR 10.0 million capex facility (also able to be drawn down in HUF) (the “Capex Facility”) to finance capital expenditures; (iii) a EUR 5.0 million revolving facility (also able to be drawn down in HUF) (the “Revolving Facility”, and each Term Facility, Capex Facility or Revolving Facility, a “Facility”) to finance operating costs and working capital requirements, other than acquisitions of companies or businesses; and (iv) an uncommitted term loan facility in an amount not exceeding EUR 21.0 million made available under the Facilities Agreement (the “Accordion Facility”). The Term Facilities are available to be drawn down in EUR up to a determined amount, or in HUF, provided that the amount drawn down in HUF will be in an amount equivalent to at least EUR 25.0 million. The Term Facilities consist of amortizing term loans with a maturity date of December 31, 2011. The Capex Facility is required to be repaid in an amount up to 100% of the principal amount outstanding at its maturity on December 31, 2011. The Revolving Facility loans are required to be repaid on the last day of their respective Interest Periods (as defined in the Amended Senior Facilities Agreement).

The Senior Facilities bear interest at a rate per annum equal to the sum of the applicable margin plus EURIBOR (or BUBOR, if a loan is denominated in HUF) plus the Mandatory Cost (if any, as is defined in the Amended Senior Facilities Agreement). The applicable margin is 3.5% per annum, which may be reduced to 3.0% per annum after 12 months, if specified leverage ratios are met.

We paid customary fees to the lenders, including an arrangement fee, agency fee, security trustee fee, commitment fees and an accordion facility fee. The commitment fees are either 0.75% or 1.225% per annum of the available undrawn commitments for the relevant facility. In addition, we are obligated to pay a commitment fee of 35% per annum of the applicable margin for the Accordian Facility for the available and undrawn commitments.

We are permitted to prepay the Senior Facilities without penalty, provided that we must prepay the EUR and HUF portions of the Revolving Facility proportionately. We are required to repay all the Senior Facilities in connection with a change of control. For more details on change of control events see Note 10 “Subsequent Events”.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The Senior Facilities require us to maintain specified consolidated financial ratios, such as leverage ratios (total debt to twelve month consolidated EBITDA and senior debt to twelve month consolidated EBITDA), an interest coverage ratio (twelve month consolidated EBITDA to total debt interest charges), a fixed charge service cover (twelve month cash flow to total debt charges) and to observe certain limits on capital expenditure per year. These consolidated financial ratios were renegotiated with the banks as part of the refinancing to reflect our new financing structure and operating performance.

Under the terms of the Amended Senior Facilities Agreement, we are required to observe certain affirmative covenants, including, but not limited to, (i) maintenance of all relevant consents, authorizations and licenses, (ii) conduct of business, (iii) authorized officers and auditors, (iv) ensuring pari passu status of obligations, (v) insurance and inspection, (vi) compliance with laws and regulations, (vii) notification of environmental claims, (viii) taxes, (ix) maintenance of a cost capitalization policy, (x) appropriate use of proceeds and (xi) entering into an agreed interest rate hedging policy.

The Amended Senior Facilities Agreement contains certain negative covenants that restrict us (subject to certain agreed upon exceptions) from, among other things, (i) creating or permitting any subsidiary to create a security interest over any part of our assets, (ii) merging or consolidating into or with any other entity, (iii) selling, transferring, leasing, lending or otherwise disposing of any assets, (iv) incurring or permitting any subsidiary to incur any financial indebtedness (including guarantees), (v) reducing any capital or purchasing any class of our shares, (vi) making any investments, including (1) loans to any person, (2) the acquisition all or a substantial part of the assets, property or business of any person, (3) the creation or acquisition of a subsidiary, (4) incurring capital expenditure other than in relation to the telecom business or (5) acquiring any infrastructure, (vi) entering into any interest rate, currency swaps or hedging arrangements, (vii) changing the nature of our business or amending our constitutive documents, (viii) entering into an agreement or arrangement other than on an arm’s length basis, (ix) maintaining a bank account with any person that is not a lender under the Amended Senior Facilities Agreement, (x) paying dividends or making any repayments, prepayment or redemption of any principal under the 2004 Notes, the 2007 Notes, the Subordinated Term Loan or the Shareholder PIK Loan except as otherwise permitted by the Amended Senior Facilities Agreement and (xi) making payments or transfers of assets other than as permitted by the Amended Senior Facilities Agreement or the Amended Intercreditor Deed.

Our obligations under the Senior Facilities are guaranteed and collateralized by substantially the same assets as under the previously existing Senior Facilities Agreement.

The Subordinated Term Loan has terms substantially similar to those contained in the Amended Senior Facilities Agreement, provided that the financial covenants are less stringent. It ranks and is secured as per the previously existing Bridge Loan Agreement. The Subordinated Term Loan was drawn down in full on the closing date and terminates on March 31, 2012.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

We paid customary fees to the lenders, including an upfront fee, an agency fee, a security trustee fee and a work fee, and are obligated to pay a commitment fee of 35% per annum of the applicable margin per annum for the available and undrawn commitment.

The Subordinated Term Loan bears interest at a rate per annum equal to the sum of the applicable margin plus EURIBOR plus Mandatory Costs, if any (as defined in the definitive Subordinated Term Loan Agreement). The applicable margin is 12% per annum increasing to 13.5% per annum after 24 months.

In addition, the Subordinated Term Loan contains certain prepayment events, such as prepayment on a change of control. The Subordinated Term Loan can also be prepaid using a drawdown under the Accordion Facility in the Amended Senior Facilities Agreement if at least EUR 5.0 million in prepayment or repayment has been made under the Senior Facilities, and subject to certain conditions.

The Shareholder PIK Loan was entered into by Matel as borrower, Invitel Holdings A/S as parent and TDCH III ApS, an affiliate of TDC A/S, as lender. The Shareholder PIK Loan ranks behind the Amended Senior Facilities Agreement, the Subordinated Term Loan, the 2004 Notes and the 2007 Notes and is unsecured. The entering into the Shareholder PIK Loan was a condition precedent to the Amended Senior Facilities Agreement and the Subordinated Term Loan. The Shareholder PIK Loan was drawn down in full two days before the closing date and has a maturity date of March 1, 2013.

The Shareholder PIK Loan bears interest at a rate of 20% per annum above EURIBOR and, if requested by the lender, the interest accrued will be capitalized. If the lender does not request that the interest accrued be capitalized, then the borrower must pay to the lender on the earlier of the maturity date and the date the loan is repaid in full, the accrued interest in full together with a fee equal to the amount the lender would have received had such interest been capitalized. The borrower must also pay an additional repayment fee of 4.5% of the principal amount of the loan prepaid or repaid.

The Shareholder PIK Loan contains an undertaking whereby after the Amended Senior Facilities Agreement and the Subordinated Term Loan have been discharged or their prepayment has been waived, the borrower and the parent undertake that they will use the proceeds of any issue of shares, securities convertible into shares or other equity or debt instruments (or any other raising of debt finance) by the parent or any of its subsidiaries which is a holding company of the borrower to prepay the Shareholder PIK Loan.

The receivable under the Shareholder PIK Loan was assigned by the lender in favor of BNP Paribas Trust Corporation UK Limited as Security Trustee as security for the Amended Senior Facilities Agreement and the Subordinated Term Loan.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The Shareholder PIK Loan may be refinanced in the future with equity provided by TDC and/or third parties, including pursuant to a public offering (which could include an offering to existing shareholders pursuant to a rights issue or otherwise).

During the nine months ended September 30, 2009 we incurred a loss on extinguishment of debt in the amount of EUR 11.3 million which is classified as interest expense.

(3)	Derivative Financial Instruments

We engage, from time to time, in foreign currency and interest rate hedging activities to reduce the risk that changes in currency exchange rates and interest rates will adversely affect the eventual net cash flows resulting from our debt obligations.

We do not enter into financial instruments for trading or speculative purposes. However, the derivative instruments that we use are not designated as hedges for accounting purposes and, as such, are referred to as undesignated hedges. Changes in the fair value of undesignated hedges are therefore recorded in current period earnings as a gain or loss on derivative instruments.

Interest rate risk hedging

To limit the variability of interest rates on a substantial portion of our cash pay debt, we have entered into interest rate swap agreements to manage some of our fluctuations in cash flows resulting from interest rate risk. Under the terms of the interest rate swaps, we receive variable interest rate payments from the hedging counterparty and make fixed interest rate payments in the same currency, thereby creating the equivalent of fixed-rate debt.

Foreign exchange rate risk hedging

To limit the impact of fluctuations between the Hungarian subsidiaries’ functional currency, the HUF, and the EUR, we have entered into currency swap agreements and foreign exchange forward agreements, to receive EUR and pay HUF, thereby creating the equivalent of HUF debt obligations.

In addition to the above instruments, we have used cross-currency interest rate swaps to hedge both the interest rate and the currency exposure inherent in foreign currency denominated debt instruments bearing variable interest. By entering into such transactions we receive variable interest payments in EUR and make fixed interest payments in HUF, the functional currency of our Hungarian subsidiaries, thereby creating the equivalent of fixed rate debt in the functional currency of our Hungarian subsidiaries. The cross- currency interest rate swaps in effect are the same as the combination of interest rate swaps and foreign exchange forward agreements applied to the same underlying hedged item.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Credit risk related to hedging

By using derivative financial instruments to hedge exposures to changes in interest rates and currency exchange rates, we are exposed to the credit risk of the counterparty. Credit risk is the failure of the counterparty to perform its obligations under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates a credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, we do not have any credit risk. Our policy requires that counterparties to our hedging activities be large and creditworthy commercial banks. We do not consider the risk of counterparty non-performance associated with our hedge contracts to be significant. We do not require and are not required to place collateral for these financial instruments independently of our security arrangements under the Amended Senior Facilities Agreement.

To ensure the adequacy and effectiveness of our interest rate and foreign exchange hedge positions, we continually monitor, from an accounting and economic perspective, the derivatives positions in conjunction with our underlying interest rate and foreign currency exposures.

2007 and 2008 hedging transactions

In connection with the Invitel Acquisition in 2007, we implemented a major hedging program as part of which we hedged the interest rate and foreign currency exchange rate risks on a substantial portion of our debt. In October 2008, we entered into numerous transactions pursuant to which we effectively terminated a substantial portion of the hedging agreements that we entered into in 2007. We did so by entering into offsetting transactions pursuant to which we took hedging positions counter to most of the positions we took in 2007. In some cases, we entered into hedging agreements with the same counter party to the 2007 hedging agreements on the same hedging terms, which resulted in the termination of the 2007 hedging positions. In other cases, either the counter party was different or the hedging terms were substantially, but not exactly, the same. In those cases, both the 2007 hedging arrangement and the 2008 hedging arrangement remain in place but our positions substantially offset each other.

2009 hedging transactions

Following the refinancing in March 2009 we entered into several derivative agreements in order to further hedge our interest rate risk and foreign exchange risk exposure and to limit our risk of non-compliance with the covenants contained in our loan agreements.

Pursuant to the partial termination of certain cross-currency interest rate swap contracts, we had an obligation of EUR 6.2 million due in August 2009. We decided to defer this payment obligation to August 2012 by entering into four new cross-currency interest rate swaps. The new cross-currency interest rate swaps resulted in an initial exchange of EUR 6.2 million that we received from the counterparty and used to settle the obligation of EUR 6.2 million from our 2007 and 2008 cross-currency interest rate swaps. Following the initial exchange, the new swaps resulted in a fixed interest payment over the amount deferred until maturity.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

In addition, we entered into various interest rate swap agreements pursuant to which we swapped our obligations to make variable EUR interest payments for fixed EUR interest payments on the Amended Senior Facilities Agreement, the 2007 Notes and the Subordinated Term Loan. By entering into these transactions we fixed the EUR interest rates at 1.89%, 2.33% and 2.09% until 31 December 2011, 1 November 2012, and 31 December 2011 on the Amended Senior Facilities Agreement, the 2007 Notes and the Subordinated Term Loan, respectively.

In order to limit our risk from fluctuations of the HUF against the EUR we entered into additional foreign exchange forward agreements pursuant to which we agreed to purchase EUR with HUF at fixed exchange rates.

We also entered into several foreign currency option transactions. For an aggregate premium of EUR 4.2 million, the foreign currency option transactions mitigate the risk of a significant devaluation of the HUF versus the EUR through March 2010. If the average EUR/HUF exchange rate during certain designated trading periods were to significantly rise due to a devaluation of the HUF over such designated trading periods (above a EUR/HUF exchange rate of 350 or 370), the banks would owe us a cash settlement equivalent to the HUF notional amount multiplied by the amount which the average exchange rate is higher than the strike price divided by the strike price.

The objective of these contracts is to neutralize the impact of currency exchange rate and interest rate movements on our cash flows. The financial covenants contained in our debt agreements are primarily EUR based. Since approximately 70% of our revenue and 72% of our operating expenses are HUF based, we face additional foreign exchange rate risk when we convert our revenue and expenses into EUR in order to determine whether we are in compliance with our financial covenants. Failure to comply with these covenants could lead to a default and an acceleration of our debt obligations. Given the inherent limitations of forecasting and the anticipatory nature of the exposures intended to be hedged, there can be no assurance that such programs will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either interest or currency exchange rates.

The following table summarizes the notional amounts and respective fair values of our derivative financial instruments (which mature at varying dates) as of September 30, 2009:

Asset / (Liability)	Notional Amount	Fair Market Value	Fair Value Change Nine Months ended September 30, 2009
	(in thousands of euro)
Cross-currency interest rate swaps	21,374	(7,443)	(456)
FX forward agreements	60,730	(3,702)	(3,757)
Interest rate swaps	332,589	(2,557)	(2,604)
Call options	43,243	12	12

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The following table summarizes the notional amounts and respective fair values of our floating to fixed interest rate swaps as of September 30, 2009:

Asset / (Liability)	Notional Amount	Fair Market Value	Maturity	Fixed Interest Rate
	(in thousands of euro)
Amended Senior Facilities Agreement	44,180	1,227	June 30, 2011	9.38%
Amended Senior Facilities Agreement	(22,806)	(1,340)	June 30, 2011	9.38%
Amended Senior Facilities Agreement	7,807	(110)	June 30, 2011	10.16%
2004 Notes	73,301	(4,252)	August 17, 2012	5.90%
2004 Notes	(73,301)	1,617	August 17, 2012	6.12%
2007 Notes	143,179	(7,933)	August 3, 2012	5.90%
2007 Notes	(143,179)	3,239	August 3, 2012	6.12%
2007 Notes	200,000	(1,759)	November 5, 2012	2.33%
Subordinated Term Loan	16,000	(114)	December 31, 2011	2.10%
Subordinated Term Loan	16,000	(106)	December 31, 2011	2.08%
Amended Senior Facilities Agreement	46,391	(221)	December 31, 2011	1.87%
Amended Senior Facilities Agreement	46,391	(248)	December 31, 2011	1.92%

Total Interest Rate Swaps	353,963	(10,000)

The following table summarizes our embedded derivatives as of September 30, 2009 and December 31, 2008:

	September 30, 2009	December 31, 2008 (1)
	(in thousands of euro)
Embedded derivatives	2,246	915

(1)	December 31, 2008 amounts were recast for the euro conversion (see note 1(c)).

We estimate the fair value of our derivative financial instruments by using models, which are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument and can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as OTC forwards, options and repurchase agreements. The models we use are regularly tested against third party prices for reasonableness. The fair value represents the estimated amounts that we would pay or receive to terminate the contracts as of September 30, 2009. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

The unrealized loss on the change in the fair value of derivative financial instruments amounted to EUR 5,474 thousand and EUR 5,294 thousand for the nine months ended September 30, 2009 and 2008, respectively.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The realized loss on the change in the fair value of derivative financial instruments amounted to EUR 8,695 thousand and EUR 15,259 thousand for the nine months ended September 30, 2009 and 2008, respectively.

(4)	Fair value of financial assets and liabilities

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-level fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (i) Level 1 inputs are observable inputs such as quoted prices in active markets; (ii) Level 2 inputs are inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (iii) Level 3 inputs are generally less observable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy defined by ASC 820 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

Level 2 – Pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument and can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as OTC forwards, options and repurchase agreements.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in the best estimate of fair value. Level 3 instruments include those that may be more structured or otherwise tailored to customers’ needs. At each balance sheet date, we perform an analysis of all instruments subject to ASC 820 and include in Level 3 any of those whose fair value is based on significant unobservable inputs.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The following table sets forth by level, within the fair value hierarchy, our financial assets and liabilities that were accounted for at fair value on a recurring basis as at September 30, 2009:

	At fair value as of September 30, 2009
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total
	(in thousands of euro)
Assets:
Derivative financial instruments	—	797	—	797
Embedded derivatives	—	4,698	—	4,698
Other	—	—	—	—

Total	—	5,495	—	5,495

Liabilities:
Derivative financial instruments	—	14,487	—	14,487
Embedded derivatives	—	2,452	—	2,452
Other	—	—	—	—

Total	—	16,939	—	16,939

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The determination of the fair values above incorporates various factors. These factors include not only the credit standing of the counterparties involved and the impact of credit enhancements (such as cash deposits, letters of credit and priority interests), but also the impact of our nonperformance risk (such as our credit risk and delivery risk) on our liabilities.

We use a similar model to value similar instruments. Valuation models utilize various inputs which include inputs derived principally from or corroborated by observable market data such as yield curves and foreign exchange rates. Judgment may be necessary to determine the source and timing of the input data used. Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2.

There were no financial assets and liabilities that were accounted for at fair value on a non-recurring basis as at September 30, 2009.

(5)	Share Based Compensation

As of September 30, 2009, we had outstanding warrants to purchase 590,000 shares.

For the three months ended September 30, 2009, we recognized EUR 614,000 of benefit associated with share based compensation, which was comprised of a non-cash benefit relating to the revaluation of outstanding warrants under ASC 718.

For the nine months ended September 30, 2009, we recognized EUR 580,000 of benefit associated with share based compensation, which was comprised of non-cash benefit of EUR 522,000 relating to the revaluation of outstanding warrants under ASC 718 and an expense of EUR 70,000 related to a warrant grant.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Upon the adoption of ASC 718, expected volatility was based on historical volatilities. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected warrant life assumed at the date of grant. The expected term was calculated based on historical experience and represents the time period warrants actually remained outstanding. We have estimated zero forfeitures based on historical experience and the limited number of warrant holders.

The weighted average assumptions used in the Black-Scholes option-pricing model are as follows for the nine months ended September 30, 2009 and 2008:

	Nine months ended September 30,
	2009	2008
Dividend yield	0%	0%
Risk free rate	2.23%	2.93%
Weighted average expected option life (years)	4.62	5.42
Volatility	85.44%	38.63%

The following is a summary of warrants which were granted, exercised or expired for the nine months ended September 30, 2009:

	Outstanding Warrants	Weighted Average Exercise Price
December 31, 2008	575,000	EUR 7.28
Granted	20,000	EUR 5.27
Exercised	—	—
Expired	(5,000)	EUR 4.52

September 30, 2009	590,000	EUR 7.24

The warrant granted during the period was fully vested upon issuance.

The following table summarizes information about shares subject to outstanding warrants as of September 30, 2009, which were issued to current or former employees or directors.

	Warrants Outstanding		Warrants Exercisable
Number Outstanding	Range of Exercise Prices (EUR)	Weighted- Average Exercise Price	Weighted- Average Remaining Life in Years	Number Exercisable	Weighted- Average Exercise Price
40,000	3.23-3.23	EUR 3.23	2.25	40,000	EUR 3.23
60,000	3.96-4.44	EUR 4.22	1.67	60,000	EUR 4.22
220,000	5.11-6.43	EUR 6.09	4.52	220,000	EUR 6.09
175,000	7.46-8.91	EUR 8.75	5.07	175,000	EUR 8.75
75,000	10.03-10.70	EUR 10.52	6.52	75,000	EUR 10.52
20,000	11.74-11.74	EUR 11.74	8.25	20,000	EUR 11.74

590,000	3.23-11.74	EUR 7.24	4.62	590,000	EUR 7.24

The aggregate fair value of warrants outstanding was EUR 936,000 and EUR 1,516,000 as of September 30, 2009 and December 31, 2008, respectively.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The weighted-average exercise price of the warrant granted during the nine months ended September 30, 2009 was EUR 5.27 per share. The weighted-average exercise price of the warrant granted during the nine months ended September 30, 2008 was EUR 11.74 per share. Compensation expense related to warrants granted has been recorded in selling, general and administrative expenses.

(6)	Selling, General and Administrative Expenses

The following table presents selling, general and administrative expenses by type for the three and nine month periods ended September 30, 2009 and 2008:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008 (1)	2009	2008 (1)
	(in thousands of euro)
Personnel expenses	9,726	12,379	30,772	34,607
Other administrative expenses	3,157	3,444	9,905	9,987
Advertising and marketing costs	573	1,215	2,324	3,401
Network operating expenses	8,126	8,486	23,456	23,646
IT costs	1,144	2,142	3,801	6,481
Other taxes	621	710	1,816	1,695
Bad debt and collection costs	(413)	1,067	1,639	3,889
Legal, audit and consultant fees	749	893	3,298	2,008
Management fees	13	9	75	39
Other operating expenses	(444)	955	3,000	7,422

Total for segments	23,252	31,300	80,086	93,175

Backbone rental expenses	(3,309)	(4,208)	(10,112)	(11,184)
Network operating expenses	(4,817)	(4,278)	(13,344)	(12,462)
Direct personal expenses	(3,302)	(3,685)	(9,857)	(10,316)

Total selling, general and administrative expenses	11,824	19,129	46,773	59,213

(1)	Amounts for the three and nine months ended September 30, 2008 were recast for the euro conversion (see note 1(c)).

Bad debt and collection costs for the three months ended September 30, 2009 include one off bad debt expense reversal relating to Memorex Turkey in the amount of EUR 0.1 million as a change in estimate.

Other operating expenses for the three months ended September 30, 2009 include an expense related to a sale and leaseback transaction in the amount of EUR 1.0 million, income from the reversal of vacation accruals in the amount of EUR 0.7 million and gains relating to stock based compensation mark to market valuations in the amount of EUR 0.7 million.

Personnel expenses for the nine months ended September 30, 2009 and 2008 include restructuring expenses of EUR 1.8 million and EUR 3.2 million, respectively, relating to the restructurings following the Memorex Acquisition and the Invitel Acquisition.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Legal, audit fees and consultant expenses for the nine months ended September 30, 2009 include Sarbanes-Oxley and compliance expenses amounting to approximately EUR 1.8 million and redomiciliation expenses of EUR 1.5 million. Legal, audit fees and consultancy expenses for the nine months ended September 30, 2008 include Sarbanes-Oxley and compliance expenses amounting to approximately EUR 2.0 million.

Other operating expenses for the nine months ended September 30, 2009 include integration costs of EUR 1.3 million, due diligence expenses of EUR 0.5 million, start-up expenses relating to Memorex Turkey in the amount of EUR 0.3 million, an expense related to a sale and leaseback transaction in the amount of EUR 1.0 million, a provision for unused vacation days in the amount of EUR 0.3 million, non-recurring consulting expenses of EUR 1.8 million and other non-recurring items of EUR 0.6 million. Other operating expenses for the nine months ended September 30, 2008 include integration costs of EUR 3.7 million, due diligence expenses of EUR 1.6 million, start-up expenses relating to Memorex Turkey in the amount of EUR 1.6 million, a provision for unused vacation days in the amount of EUR 0.5 million, non-recurring consulting expenses of EUR 0.2 million and other non-recurring items of EUR 2.7 million.

(7)	Segment Disclosures

We manage our business based on four segments: Mass Market Voice; Mass Market Internet, Business and Wholesale. Our management monitors the revenue streams of these segments and operations are managed and financial performance is evaluated based on these segments.

The revenue and gross margin by these segments for the three and nine months ended September 30, 2009 and 2008 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008 (1)	2009	2008 (1)
	(in thousands of euro)
Revenue:
Mass Market Voice	19,439	27,810	58,317	83,829
Mass Market Internet	8,303	9,916	24,516	28,389
Business	21,196	26,900	61,801	76,799
Wholesale	31,755	37,127	98,109	95,358

Total Revenue	80,693	101,753	242,743	284,375

Segment cost of sales:
Mass Market Voice	3,168	5,545	9,889	17,373
Mass Market Internet	1,499	1,669	4,498	4,879
Business	4,817	6,245	14,042	18,180
Wholesale	10,390	15,484	32,426	41,991

Total segment cost of sales	19,874	28,943	60,855	82,423

Backbone rental expenses	3,309	4,208	10,112	11,184
Network operating expenses	4,817	4,278	13,344	12,462
Direct personnel expenses	3,302	3,685	9,857	10,316

Total cost of sales	31,302	41,114	94,168	116,385

Segment gross margin:
Mass Market Voice	16,271	22,265	48,428	66,456
Mass Market Internet	6,804	8,247	20,018	23,510
Business	16,379	20,655	47,759	58,619
Wholesale	21,365	21,643	65,683	53,367

Total segment gross margin	60,819	72,810	181,888	201,952

Backbone rental expenses	(3,309)	(4,208)	(10,112)	(11,184)
Network operating expenses	(4,817)	(4,278)	(13,344)	(12,462)
Direct personnel expenses	(3,302)	(3,685)	(9,857)	(10,316)
Selling, general and administrative	(11,824)	(19,129)	(46,773)	(59,213)
Depreciation and amortization	(19,108)	(22,667)	(55,334)	(61,130)

Income from operations	18,459	18,843	46,468	47,647

(1)	Amounts for the three and nine months ended September 30, 2008 were recast for the euro conversion (see note 1(c)).

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The change in the amounts of reconciling items is primarily due to the Invitel Acquisition and the Memorex Acquisition.

(8)	Legal Proceedings

Municipality tax case

Three Hungarian municipalities initiated court proceedings against us in the Metropolitan Court of Budapest seeking payment in connection with an ambiguous provision in some of our concession contracts regarding the payment of local municipal taxes. On May 15, 2008 the Metropolitan Court ruled on our behalf and denied the claims of the municipalities. On October 30, 2008 the Metropolitan Court of Appeal overturned, in part, the lower court’s ruling and awarded the municipalities HUF 2.1 billion (approximately EUR 7.8 million) including interest. During the third quarter of 2008, we recorded a provision of HUF 2.2 billion (approximately EUR 8.1 million).

We applied to the Hungarian Supreme Court for a special review and a suspension of the judgment. During the fourth quarter of 2008, we subsequently entered into settlement negotiations and reached a final settlement in which we agreed to pay a total of HUF 1,951 million (approximately EUR 7.2 million) to the three municipalities, which payments are made according to a pre-determined time schedule, with the final payment due in June 2010.

During 2008 additional claims arrived from different municipalities in connection with this case. One municipality made a claim to us in the amount of HUF 80 million (approximately EUR 0.3 million) including interest but has not initiated any formal legal proceedings. We rejected this claim. The other municipalities that made claims to us, which we rejected, did not initiate formal legal proceedings by the legal deadline and, therefore, lost their ability to initiate such legal proceedings.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Customer Protection Authority case

A public legal action was initiated by the Hungarian Customer Protection Authority (“HCPA”) against us because we charge our customers the postal costs of “spot cash payments”. The amount claimed by the HCPA is HUF 350 million (approximately EUR 1.3 million). The first hearing was held in May 2009 at which the judge required the HCPA to submit additional information. The next hearing took place in November 2009 at which the judge suspended the case. We believe that this case is without merit and therefore did not provide for it in these financial statements.

(9)	Income Taxes

The effective tax rates for the third quarter of 2009 and 2008 were 79.5% (benefit on a loss) and 243% (provision on a loss), respectively. The rate for the 2009 third quarter differs from the Hungarian statutory rate of 16% plus 4% primarily due to a decrease in deferred tax liabilities as a result of a tax rate change enacted in Hungary during the third quarter, which was offset by an increase in the valuation allowance. The rate for the 2008 third quarter differs from the US federal statutory rate of 35% primarily due to a EUR 8.1 million discrete income tax expense for the local tax matter described in Note 8 “Legal Proceedings”.

The effective tax rates for the nine months ended September 30, 2009 and 2008 were 10.2% (benefit on a loss) and 80.8% (provision on a loss), respectively. The rates for the nine months ended September 30, 2009 and 2008 differ from the US federal statutory rate of 35% primarily due to all of the same items mentioned above.

(10)	Subsequent Events

We have performed an evaluation of subsequent events through November 30, 2009, which is the date that we issued these financial statements.

Change in ownership structure and deleveraging of cash pay debt

On September 30, 2009, the Company, TDC A/S (Invitel Holdings’ then majority shareholder) and affiliates of Mid Europa Partners Limited (Mid Europa Partners Limited and its affiliates are hereinafter referred to as “Mid Europa”) entered into various agreements (the “Debt Restructuring Agreements”), which agreements contemplated Mid Europa becoming Invitel Holdings’ majority shareholder and a de-leveraging of the Company’s cash-pay debt (the “Debt Restructuring”). The closing of each of the transactions were inter-conditional upon the closing of the other transactions. The transactions and actions contemplated by the Debt Restructuring Agreements were completed in November 2009. The series of transactions and actions included the following:

•	Mid Europa acquired from TDC all of the shares of Invitel Holdings held by TDC (10,799,782 shares; 64.6% of Invitel Holdings’ outstanding shares) for $1.00 per share.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

•	In addition, Mid Europa purchased all of TDC’s rights and obligations under the Shareholder PIK Loan, which had an outstanding balance of EUR 38.0 million as of September 30, 2009.

•

The Company and Mid Europa amended and restated the Shareholder PIK Loan to increase the loan by EUR 91.4 million, on terms substantially similar to the existing loan, which loan was used by the Company to, among other things, (i) buy back EUR 10.7 million in principal of the 2004 Notes in a public tender and EUR 74.3 million in principal of the 2004 Notes in a public tender using EUR 72.0 million, (iii) repay EUR 10.7 million of the Subordinated Term Loan, and (iv) fund approximately EUR 8.3 million in Company expenses related to the transactions.

•

Mid Europa purchased EUR 154.6 million (approximately 87%) of the outstanding 2006 PIK Notes in a public tender. As part of Mid Europa’s public tender, the Company successfully conducted a concurrent consent solicitation pursuant to which the 2006 PIK Notes Indenture was amended and restated to substantially eliminate the financial covenants and related events of default.

•

Theirrry Baudon, Nikolaus Bethlen, Craig Butcher and Michael Krammer, all representatives of Mid Europa replaced the TDC representatives (Robert R. Dogonowski, Morten Bull Nielsen, Carsten Dyrup Revsbech and Henrik Scheinemann) on the Company’s Board of Directors.

In addition, the Amended Senior Facilities Agreement and the Subordinated Term Loan were amended and restated to provide additional headroom with respect to certain financial covenants.

The key changes to the Amended Senior Facilities Agreement include:

•	the amendment of the definition of Total Debt to exclude the 2006 PIK Notes and the Shareholder PIK Loan therefrom;

•

the amendment of the Senior Debt/EBITDA covenant ratio by increasing the covenant ratio by 0.1x for each quarterly period up to and including September 30, 2010 and by 0.5x for each subsequent quarterly period;

•	to the extent the EUR/HUF exchange rate falls below 300, not including mark to market losses in excess thereof in indebtedness for the purposes of ratio compliance;

•

the amendment of the EBITDA/Total Debt Interest Charges ratio as follows: from 3.4x to 3.0x for the 2nd quarter 2010; from 3.45x to 3.25x for the 3rd quarter 2010; and from 3.5x to 3.35x for the 4th quarter 2010;

•

the amendment of the definition of Cash Flow for the Cash Flow/Total Debt Charges covenant ratio to keep cash on the Balance Sheet from the beginning of each relevant 12 month period in the definition of Cash Flow; and

•	the provision of a right to cure up to two covenants breaches with an equity injection by shareholders.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Similar changes were made to the Subordinated Term Loan.

The following table shows the changes in our debt structure as a result of the Debt Restructuring:

	Long-term debt as of September 30, 2009	Pro-forma long-term debt subsequent to the MEP transaction
	(in millions of euro)
Amended Senior Facilities Agreement	139.7	139.7
Memorex Turkey Loan	8.2	8.2
Memorex Prep Loans	11.0	11.0

Total senior debt	158.9	158.9

2004 Notes	141.3	130.7
2007 Notes	200.0	125.7
Subordinated Term Loan	32.0	21.3

Total cash-pay debt	532.2	436.6

Shareholder PIK Loan	38.0	131.7
2006 PIK Notes	173.4	173.4

Total debt	743.6	741.7

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statements Concerning Forward-Looking Statements

This report contains forward-looking statements. Statements that are not historical facts are forward-looking statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on our estimates and assumptions and are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied in the statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) are only predictions or statements of current plans, which we review continuously. For all forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The following important factors, along with those factors discussed elsewhere in this report and in our other reports filed with the Securities and Exchange Commission, could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

•	Our inability to execute our business strategy;

•	The continuing effects of the global economic crisis and in particular the effects of the recent macroeconomic issues affecting the Hungarian economy;

•

Changes in the growth rate of the Hungarian, E.U. and Central and South Eastern European economies such that inflation, interest rates, currency exchange rates, business investment and consumer spending are impacted;

•	Our ability to effectively manage and otherwise monitor our operations, costs, regulatory compliance and service quality;

•	Changes in consumer preferences for different telecommunication technologies, including trends toward mobile and cable substitution;

•	Our ability to generate growth or profitable growth;

•	Our ability to successfully manage our hedging srategy;

•	Material changes in available technology and the effects of such changes including product substitutions and deployment costs;

•	Our ability to retain key employees;

•	Political changes in Hungary;

•

Changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on our financial results; and

INVITEL HOLDINGS A/S AND SUBSIDIARIES

•	Our ability to successfully complete the integration of any businesses or companies that we may acquire into our operations.

You should consider these important factors in evaluating any forward-looking statements in this report or otherwise made by us or on our behalf. We urge you to read the entire report for a more complete discussion of the factors that could affect our future performance, the Hungarian and Central and South Eastern European telecommunications industry and Hungary in general. In light of these risks, uncertainties and assumptions, the events described or suggested by the forward-looking statements in this report may not occur.

Except as required by law or applicable stock exchange rules or regulations, we undertake no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Report.

Overview

We are the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services to residential and business customers in our 14 historical concession areas, where we have a dominant market share. We are the number one alternative fixed line operator outside our historical concession areas. We also use our network capacity to transport voice, data and Internet traffic for other telecommunications service providers, and Internet Service Providers (“ISPs”) on a wholesale basis. Our network extends into most other countries in the Central and Eastern European region where we have owned points of presence (“POPs”). We are a leading independent provider of wholesale data and capacity services in the Central and South Eastern European Region.

We provide telecommunications services in Hungary and in the region through our Hungarian and other operating subsidiaries under our common brand: Invitel. We also provide Internet and data services to business customers in Romania through our Romanian subsidiary, Euroweb Romania.

Our historical concession areas are geographically clustered and cover an estimated 2.1 million people, representing approximately 21% of Hungary’s population. Outside our historical concession areas, we believe that we are well positioned to continue to grow our revenue and market share using our owned state-of-the-art backbone network, our experienced sales force and our comprehensive portfolio of services. Our extensive backbone network (comprising approximately 8,500 route km in Hungary) provides us with nationwide and international reach. It allows business customers to be connected directly to our network to access voice, data and Internet services.

Outside Hungary, we are a leading independent provider of wholesale data and capacity services throughout Central and South Eastern Europe. Our regional fiber optic backbone network comprises 23,000 route kilometers of fiber with 40 major points of presence in 19 countries. Our clients include the incumbent telecommunications services providers in these

INVITEL HOLDINGS A/S AND SUBSIDIARIES

countries as well as alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers. We also provide services to telecommunication services providers from Western Europe and the United States, enabling them to meet the regional demands of their corporate clients.

We have a diversified revenue and cash flow base, making us less susceptible to market pressures in any particular market segment. For the nine months ended September 30, 2009, we derived approximately 24% of our revenue from Mass Market Voice, 10% from Mass Market Internet, 26% from Business and 40% from Wholesale.

As of September 30, 2009, we had approximately 363,000 telephone lines connected to our network within our historical concession areas to service Mass Market Voice customers and we had approximately 386,000 active Mass Market Voice customers outside our historical concession areas connected through Carrier Pre-Selection (“CPS”), Carrier Selection (“CS”) or Local Loop Unbundling (“LLU”). This is compared to December 31, 2008 when we had approximately 382,000 telephone lines in service within our historical concession areas to service Mass Market Voice customers and approximately 440,000 active Mass Market Voice customers connected through indirect access outside our historical concession areas. The decrease in the number of active Mass Market Voice customers outside our historical concession areas from 440,000 as of December 31, 2008 to 386,000 as of September 30, 2009 is due to churn of low value CS customers.

The number of our Mass Market broadband DSL customers has increased from approximately 139,000 as of December 31, 2008 to approximately 146,000 as of September 30, 2009.

In the Business segment, as of September 30, 2009, we had approximately 45,000 voice telephone lines within our historical concession areas compared to approximately 48,000 lines as of December 31, 2008. Outside our historical concession areas, we had approximately 57,000 direct access voice telephone lines and approximately 10,000 indirect access voice telephone lines as of September 30, 2009, compared to approximately 58,000 direct access voice telephone lines and approximately 12,000 indirect access voice telephone lines as of December 31, 2008. We had approximately 17,000 DSL lines and approximately 16,000 leased lines as of September 30, 2009 compared to approximately 18,000 DSL lines and approximately 15,000 leased lines as of December 31, 2008.

In the Wholesale market, we had over 600 customers as of September 30, 2009, which customers include telecommunication services providers from Western Europe and the United States, incumbent telecommunications services providers, alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers.

Macroeconomic Factors

In addition to the factors noted above (see “Cautionary Statements Concerning Forward-Looking Statements”), over the past two years there have been significant fluctuations in the global economy and financial markets, including within the Hungarian economy and financial markets.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

From 2001 to 2006, the Republic of Hungary was negatively impacted by inadequate governmental monetary and fiscal policies, which resulted in a state budget deficit that peaked at 10% of gross domestic product (“GDP”) in 2006. Starting in 2006, the Hungarian government introduced austerity measures, including reduced state spending and increased taxes, which were intended to reduce the state budget deficit. Hungary also held back consumption in Hungarian forint by keeping the Hungarian forint interest rate relatively high. These state cutbacks have resulted in lower economic growth (Hungary’s GDP rose by just 1.3% in 2007 and decreased by 2.3% in 2008). The high domestic interest rates did, however, lead Hungarian consumers and businesses to take out a majority of their recent loans in foreign currencies, mainly euro and Swiss francs. These factors have contributed to Hungary’s current trade deficit and large current account deficit (the current account deficit is generally the trade deficit plus interest payments on what the country borrows from foreigners to finance the trade deficit). Hungary’s current account deficit is highly dependent on borrowings in foreign currencies. With lower interest rates on foreign currency loans and a strengthening Hungarian forint, Hungarian businesses and consumers were able to manage their debt repayments. However, with a large current account deficit, a budget deficit, rapid credit growth and a reliance on foreign currency loans, Hungary left itself vulnerable to a financial crisis.

During the recent global financial crisis, risk-averse investors fled riskier debt-laden countries such as Hungary for alternative countries such as the U.S., which resulted in a significant decrease in the value of the Hungarian forint versus the euro and the U.S. dollar. The euro/Hungarian forint exchange rate increased from 243.17 as of September 30, 2008 to as high as 316.00 as of March 6, 2009. The U.S. dollar/Hungarian forint exchange rate increased from 169.15 as of September 30, 2008 to as high as 249.29 as of March 6, 2009. The decreased value of the Hungarian forint made it more difficult for the Hungarian government to raise funds in the government debt market. With a weakened Hungarian forint, new foreign currency loans to Hungarian businesses and consumers declined and Hungarian businesses and consumers had a more difficult time repaying their existing loans denominated in foreign currencies since they need more forint to cover their repayments. With credit squeezed, the Hungarian government, as well as Hungarian businesses and consumers have significantly reduced their investments and spending, which in turn has slowed economic growth in Hungary. The Hungarian GDP growth rate for 2009 is estimated to be around -6% to -7%.

Hungary has taken several measures to combat its financial crisis. Hungary reduced its debt issuances for the latter part of 2008 and lowered its government budget deficit target for 2009 (the target for 2009 was 2.9% of GDP). In October 2008, the European Central Bank (the “ECB”) agreed to lend the National Bank of Hungary up to EUR 6.5 billion to help support liquidity. This has enabled Hungary to provide euro to Hungarian commercial banks, which can swap Hungarian forint for euro, which enables Hungarian banks to fund their foreign currency loans. In addition, in October 2008, in an effort to defend its currency and staunch an investment outflow, the National Bank of Hungary raised its base rate from 8.5% to 11.5%.

In October 2008, the International Monetary Fund (the “IMF”) announced a funding package pursuant to which the IMF would loan Hungary $12.3 billion in addition to an EU loan of $8.1 billion and a World Bank loan of $1.4 billion. The IMF package includes measures to maintain liquidity as well as sufficient capital for the banking system.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

In April 2009, at the G-20 Summit in London, the G-20 Nations agreed to fund the IMF with an additional $750 billion to combat the global economic downturn. These actions have stabilized the euro/Hungarian forint exchange rate which is currently trading in to the 265 to 270 range. The National Bank of Hungary has gradually lowered its base rate to 7.50% at the end of September 2009.

Effect of Economic and Financial Crisis on Business and Financial Covenant Compliance

The economic crisis has had an impact on all of our business segments, particularly our Mass Market segments. Our Mass Market Voice business continues to be impacted by a decreasing number of telephone lines and customers migrating to lower cost packages in our historical concession areas as well as reduced usage both in and outside our historical concession areas. In addition, we have seen the growth in our Mass Market Internet business slow reflecting the slowdown in the whole residential fixed broadband market, as the economy takes a toll on consumer spending. While we expect our Mass Market Internet business to grow again in the future as we expect the broadband Internet penetration rate in Hungary to converge to that of Western Europe, we cannot predict when such growth will begin or the affect that competition, particularly from cable television operators providing broadband Internet service, will have on our DSL broadband business.

Our Business segment operations have also been impacted by the economy as businesses look to cut expenditures and contract renewals become more competitive. While our Wholesale business continues to grow, mainly because of the expansion of our international activities, this market segment is not immune to the effects of a continuing economic slowdown.

While we continue to carefully manage our operating costs and capital expenditure, we cannot at this time predict with certainty the impact such economic conditions will continue to have on our business, both in Hungary and the Central and Eastern European region, with respect to consumer and business spending on our services or on our ability to repay our debt obligations. We do, however, believe that cash provided by our operating activities and our financing activities will provide adequate resources to satisfy our working capital requirements, scheduled principal and interest payments on our debt and our anticipated capital expenditure requirements for the next 12 months. In order to limit our liquidity risk, we recently completed a cash-pay debt restructuring which has lowered our cash pay interest requirements (See Note 10 “Subsequent Events” in Notes to Unaudited Condensed Consolidated Financial Statements). However, in light of the unpredictable economic trends, our ability to generate cash sufficient to meet our existing indebtedness obligations could be adversely affected, and we could be required either to find alternate sources of liquidity or to refinance our existing indebtedness in order to avoid defaulting on our debt obligations.

As a result of the recently completed cash-pay debt restructuring (See Note 10 “Subsequent Events” in Notes to Unaudited Condensed Consolidated Financial Statements), we also expect that we will continue to be in compliance with all of the financial covenants, as amended, that are contained in our financing agreements. However, in light of the ongoing

INVITEL HOLDINGS A/S AND SUBSIDIARIES

unpredictable economic trends there can be no assurance that we will continue to be in compliance with these covenants or that we would be able to obtain covenant relief if such covenant relief should become necessary. In addition, the financial covenants contained in our debt agreements are primarily euro based. Since approximately 70% of our revenue and 72% of our operating expenses are forint based, we face additional foreign exchange rate risk when we convert our revenue and expenses into euro in order to determine whether we are in compliance with our financial covenants. Failure to comply with these covenants could lead to a default and an acceleration of our debt obligations in future periods.

In order to limit our risk of non-compliance, we have entered into various hedging arrangements to hedge our interest rate and foreign exchange rate risks, which arrangements include interest rate swaps, currency swap agreements, foreign exchange forward agreements and cross-currency interest rate swaps. We have also entered into several currency option transactions to provide additional protection against a significant devaluation of the Hungarian forint versus the euro through March 2010. (See Note 3 “Derivative Financial Instruments” in Notes to the Unaudited Condensed Consolidated Financial Statements.)

Comparison of the Three Months Ended September 30, 2009 and Three Months Ended September 30, 2008

The functional currency of our Hungarian subsidiaries is the HUF, the functional currency of Invitel International and its subsidiaries is the EUR and the functional currency of our other subsidiaries outside Hungary is the applicable local currency. The average EUR/HUF exchange rate for the three months ended September 30, 2009 was 271.36, compared to an average EUR/HUF exchange rate for the three months ended September 30, 2008 of 236.11. When comparing the three months ended September 30, 2009 to the three months ended September 30, 2008, you should note that EUR reported amounts have been affected by this 15% depreciation of the HUF against the EUR.

Revenue

	Three Months Ended September 30,
(euro in millions)	2009	2008	% change
Mass Market Voice	19.4	27.8	(30)%
Business	21.2	26.9	(21)%
Mass Market Internet	8.3	10.0	(17)%
Wholesale	31.8	37.1	(14)%

Total Revenue	80.7	101.8	(21)%

Our revenue in EUR terms decreased by EUR 21.1 million, or 21% for the three months ended September 30, 2009 compared to the three months ended September 30, 2008. In functional currency terms, revenue decreased by 6%. This decrease is attributable to the factors described below.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Mass Market Voice

Our Mass Market Voice revenue for the three months ended September 30, 2009 was EUR 19.4 million compared to EUR 27.8 million for the three months ended September 30, 2008, representing a decrease of EUR 8.4 million or 30%. This decrease is mainly due to the decrease in the number of our Mass Market Voice customers in our historical concession areas and the 15% depreciation of the HUF against the EUR during the three months ended September 30, 2009 compared to the prior year.

The number of Mass Market Voice telephone lines within our historical concession areas was approximately 363,000 as of September 30, 2009 compared to 389,000 as of September 30, 2008 and the number of active Carrier Selection (“CS”) and Carrier Pre-Selection (“CPS”) customers that represents our customer base outside our historical concession areas was approximately 386,000 as of September 30, 2009 compared to 526,000 as of September 30, 2008. The decrease in the number of active Mass Market Voice customers outside our historical concession areas is due to churn of low value CS customers.

Business

Our Business revenue for the three months ended September 30, 2009 was EUR 21.2 million compared to EUR 26.9 million for the three months ended September 30, 2008, representing a EUR 5.7 million or 21% decrease. This decrease was primarily due to the decrease in the number of lines and the 15% depreciation of the HUF against the EUR during the three months ended September 30, 2009 compared to the prior year.

The number of Business voice telephone lines inside our historical concession areas was approximately 45,000 as of September 30, 2009 compared to approximately 47,000 as of September 30, 2008. The number of direct access Business voice telephone lines outside our historical concession areas was approximately 57,000 as of September 30, 2009 compared to 59,000 as of September 30, 2008 and the number of indirect access Business voice telephone lines outside our historical concession areas was approximately 10,000 as of September 30, 2009 compared to approximately 12,000 as of September 30, 2008. In addition, we had approximately 17,000 DSL lines and approximately 16,000 leased lines as of September 30, 2009 compared to approximately 18,000 DSL lines and approximately 15,000 leased lines as of September 30, 2008.

Mass Market Internet

Our Mass Market Internet revenue for the three months ended September 30, 2009 was EUR 8.3 million compared to EUR 10.0 million for the three months ended September 30, 2008, representing a EUR 1.7 million or 17% decrease. Although we had an increase in our broadband DSL customer base, this was more than offset by the decrease in ARPU and the 15% depreciation of the HUF against the EUR during the three months ended September 30, 2009 compared to the prior year.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

As of September 30, 2009 we had approximately 146,000 broadband DSL customers compared to approximately 135,000 broadband DSL customers as of September 30, 2008, which represents an 8% increase.

Wholesale

Our Wholesale revenue for the three months ended September 30, 2009 was EUR 31.8 million compared to EUR 37.1 million for the three months ended September 30, 2008, representing a EUR 5.3 million or 14% decrease. This decrease was primarily due to the decrease in lower margin Wholesale voice revenue. Wholesale revenue is predominantly in EUR therefore this segment was not impacted by the negative impact of the depreciation of the HUF against the EUR during the three months ended September 30, 2009 compared to the prior year.

Cost of Sales

	Three Months Ended September 30,
(euro in millions)	2009	2008
Segment cost of sales	19.9	28.9

Cost of sales, at the segment level, was EUR 19.9 million for the three months ended September 30, 2009 and EUR 28.9 million for the three months ended September 30, 2008, which represents a decrease of EUR 9.0 million or 31%. This decrease was primarily due to the decrease in interconnect expenses attributable to the decrease in lines and the 15% depreciation of the HUF against the EUR during the three months ended September 30, 2009 compared to the prior year.

The following table presents a reconciliation of segment cost of sales to cost of sales as per our Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the three months ended September 30, 2009 and 2008:

	Three Months Ended September 30,
(euro in millions)	2009	2008
Segment cost of sales	19.9	28.9
Backbone rental expenses	3.3	4.2
Network operating expenses	4.8	4.3
Direct personnel expenses	3.3	3.7

Total cost of sales, exclusive of depreciation	31.3	41.1

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Segment Gross Margin

	Three Months Ended September 30,
(euro in millions)	2009	2008	% change
Mass Market Voice	16.2	22.3	(27)%
Business	16.4	20.7	(21)%
Mass Market Internet	6.8	8.2	(17)%
Wholesale	21.4	21.6	(1)%

Segment Gross Margin	60.8	72.8	(16)%
Backbone rental expenses	(3.3)	(4.2)
Network operating expenses	(4.8)	(4.3)
Direct personnel expenses	(3.3)	(3.7)
Selling, general and administrative	(11.8)	(19.1)
Depreciation and amortization	(19.1)	(22.7)

Income from operations	18.5	18.8

Our segment gross margin decreased from EUR 72.8 million for the three months ended September 30, 2008 to EUR 60.8 million for the three months ended September 30, 2009, a decrease of EUR 12 million or 16%. This decrease is attributable to the factors described below.

Our segment gross margin percentage increased from 71.6% for the three months ended September 30, 2008 to 75.4% for the three months ended September 30, 2009.

Mass Market Voice

Our Mass Market Voice gross margin was EUR 16.2 million for the three months ended September 30, 2009 compared to EUR 22.3 million for the three months ended September 30, 2008, representing a decrease of EUR 6.1 million or 27%. This decrease is mainly due to the decrease in Mass Market Voice revenue and the 15% depreciation of the HUF against the EUR during the three months ended September 30, 2009 compared to the prior year.

Business

Our Business gross margin was EUR 16.4 million for the three months ended September 30, 2009 compared to EUR 20.7 million for the three months ended September 30, 2008, representing a EUR 4.3 million or 21% decrease. This decrease was primarily due to the decrease in our Business voice revenue and the 15% depreciation of the HUF against the EUR during the three months ended September 30, 2009 compared to the prior year.

Mass Market Internet

Our Mass Market Internet gross margin was EUR 6.8 million for the three months ended September 30, 2009 compared to EUR 8.2 million for the three months ended September 30, 2008, representing a EUR 1.4 million or 17% decrease. This decrease was primarily due to the 15% depreciation of the HUF against the EUR during the three months ended September 30, 2009 compared to the prior year.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Wholesale

Our Wholesale gross margin was EUR 21.4 million for the three months ended September 30, 2009 compared to EUR 21.6 million for the three months ended September 30, 2008, representing a EUR 0.2 million or 1% decrease. This decrease was primarily due to the decrease in our international Wholesale Data business. Revenues and cost of sales for this business are predominantly in EUR therefore this segment was not impacted by the negative impact of the depreciation of the HUF against the EUR during the three months ended September 30, 2009 compared to the prior year.

Selling, General and Administrative

	Three Months Ended September 30,
(euro in millions)	2009	2008
Segment selling, general and administrative	23.3	31.3

Our selling, general and administrative expenses, at the segment level, decreased by EUR 8.0 million from EUR 31.3 million for the three months ended September 30, 2008 to EUR 23.3 million for the three months ended September 30, 2009. This decrease is mainly attributable to the decrease in integration related expenses and the 15% depreciation of the HUF against the EUR during the three months ended September 30, 2009 compared to the prior year.

The following table presents a reconciliation of segment selling, general and administrative expenses to selling, general and administrative expenses as per our Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the three months ended September 30, 2009 and 2008:

	Three Months Ended September 30,
(euro in millions)	2009	2008
Segment selling, general and administrative	23.3	31.3
Backbone rental expenses	(3.3)	(4.2)
Network operating expenses	(4.8)	(4.3)
Direct personnel expenses	(3.4)	(3.7)

Total selling, general and administrative	11.8	19.1

Depreciation and Amortization

	Three Months Ended September 30,
(euro in millions)	2009	2008
Depreciation and amortization	19.1	22.7

Depreciation and amortization decreased by EUR 3.6 million or 16% from EUR 22.7 million for the three months ended September 30, 2008 to EUR 19.1 million for the three months ended September 30, 2009. This decrease is mainly due to the 15% depreciation of the HUF against the EUR during the three months ended September 30, 2009 compared to the prior year.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Income from Operations

	Three Months Ended September 30,
(euro in millions)	2009	2008
Income from operations	18.5	18.8

As a result of the factors described above our income from operations decreased to EUR 18.5 million for the three months ended September 30, 2009 from EUR 18.8 million for the three months ended September 30, 2008.

Foreign Exchange Gains / (Losses), Net

	Three Months Ended September 30,
(euro in millions)	2009	2008
Foreign exchange gains (losses), net	1.9	(7.4)

Our foreign exchange gains of EUR 1.9 million for the three months ended September 30, 2009 resulted primarily from unrealized gains relating to the revaluation of our EUR denominated debt at period end as a result of the strengthening of the HUF against the EUR during the three months ended September 30, 2009.

Our foreign exchange loss of EUR 7.4 million for the three months ended September 30, 2008 resulted primarily from unrealized losses relating to the revaluation of our EUR denominated debt at period end as a result of the weakening of the HUF against the EUR during the three months ended September 30, 2008.

Interest Expense

	Three Months Ended September 30,
(euro in millions)	2009	2008
Interest expense	18.2	19.8

Interest expense decreased by EUR 1.6 million from EUR 19.8 million for the three months ended September 30, 2008 to EUR 18.2 million for the three months ended September 30, 2009. This decrease is mainly due to the decrease in interest rates relating to our 2007 Notes and 2006 PIK Notes offset by the higher interest expense on our new shareholder loan, which we entered into as part of the refinancing we completed in March 2009.

Interest Income

	Three Months Ended September 30,
(euro in millions)	2009	2008
Interest income	0.3	0.4

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Our interest income was EUR 0.3 million for the three months ended September 30, 2009 compared to EUR 0.4 million for the three months ended September 30, 2008. Interest income was realized on our cash balances during these periods.

Gains / (Losses) from Fair Value Changes of Derivative Financial Instruments

	Three Months Ended September 30,
(euro in millions)	2009	2008
Gains / (losses) from fair value changes of derivative financial instruments	(6.0)	4.0

The EUR 6.0 million loss on the fair value changes of derivative financial instruments for the three months ended September 30, 2009 and the EUR 4.0 million gain on the fair value changes of derivative financial instruments for the three months ended September 30, 2008 are primarily due to the unrealized losses and gains, respectively, arising from the changes in the fair value of the hedges entered into in connection with our debt.

Income Tax Benefit / (Expense)

	Three Months Ended September 30,
(euro in millions)	2009	2008
Corporate tax	0.3	—
Local business tax	(1.1)	(10.3)

Current tax benefit / (expense)	(0.8)	(10.3)
Deferred tax benefit / (expense)	3.6	0.8

Total income tax benefit / (expense)	2.8	(9.5)

Our income tax changed from an expense of EUR 9.5 million for the three months ended September 30, 2008 to a benefit of EUR 2.8 million for the three months ended September 30, 2009, primarily due to the decrease in our current tax expense and a change in our deferred taxes.

The decrease in our current tax expense is due to the decrease in local tax. Local tax for the three months ended September 30, 2008 includes a provision for tax penalties in the amount of EUR 9.0 million, relating to legal claims for local tax by certain municipalities. (See Note 8 “Legal Proceedings” in Notes to the Unaudited Condensed Consolidated Financial Statements.)

The deferred tax benefit for the three months ended September 30, 2009 mainly relates to the change (decrease) in tax rate in Hungary from 16% plus 4% to the enacted tax rate of 19% (effective from January 1, 2010), which resulted in a benefit of EUR 4.1 million, which was offset by the decrease in our deferred tax assets on tax losses carried forward and provisions utilized during the period. The deferred tax benefit for the three months ended September 30, 2008 relates to the deferred tax assets realized resulting from the generation of net operating losses during this period.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Net Income / (Loss) Attributable to Invitel Holdings A/S Ordinary / Common Shareholders

	Three Months Ended September 30,
(euro in millions)	2009	2008
Net income / (loss) attributable to ordinary / common shareholders	(0.7)	(13.4)

As a result of the factors discussed above, we recorded a net loss attributable to ordinary shareholders of EUR 0.7 million for the three months ended September 30, 2009 compared to a net loss attributable to common shareholders of EUR 13.4 million for the three months ended September 30, 2008.

Comparison of the Nine Months Ended September 30, 2009 and Nine Months Ended September 30, 2008

The functional currency of our Hungarian subsidiaries is the HUF, the functional currency of Invitel International and its subsidiaries is the EUR and the functional currency of our other subsidiaries outside Hungary is the applicable local currency. The average EUR/HUF exchange rate for the nine months ended September 30, 2009 was 283.82, compared to an average EUR/HUF exchange rate for the nine months ended September 30, 2008 of 247.69. When comparing the nine months ended September 30, 2009 to the nine months ended September 30, 2008, you should note that EUR reported amounts have been affected by the 15% depreciation of the HUF against the EUR.

Our results have also been affected by the inclusion of Invitel International from March 5, 2008, the date of the Memorex Acquisition. Our results for the nine months ended September 30, 2008 include the results of Invitel International for only seven months.

Revenue

	Nine Months Ended September 30,		% change
(euro in millions)	2009	2008
Mass Market Voice	58.3	83.8	(30)%
Business	61.8	76.8	(20)%
Mass Market Internet	24.5	28.4	(14)%
Wholesale	98.1	95.4	3%

Total Revenue	242.7	284.4	(15)%

Our revenue decreased by EUR 41.7 million, or 15% for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008. In functional currency terms, revenue is on the same level as in the same period of the previous year. The decrease in EUR is attributable to the factors described below.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Mass Market Voice

Our Mass Market Voice revenue was EUR 58.3 million for the nine months ended September 30, 2009 compared to EUR 83.8 million for the nine months ended September 30, 2008, representing a decrease of EUR 25.5 million or 30%. This decrease is mainly due to the decrease in the number of our Mass Market Voice customers in our historical concession areas and the 15% depreciation of the HUF against the EUR during the nine months ended September 30, 2009 compared to the prior year.

The number of Mass Market Voice telephone lines within our historical concession areas was approximately 363,000 as of September 30, 2009 compared to 389,000 as of September 30, 2008 and the number of Carrier Selection (“CS”) and Carrier Pre-Selection (“CPS”) customers that represents our customer base outside our historical concession areas was approximately 386,000 as of September 30, 2009 compared to 526,000 as of September 30, 2008. The decrease in the number of active Mass Market Voice customers outside our historical concession areas is due to churn of low value CS customers.

Business

Our Business revenue was EUR 61.8 million for the nine months ended September 30, 2009 compared to EUR 76.8 million for the nine months ended September 30, 2008, representing a EUR 15.0 million or 20% decrease. This decrease was primarily due to the loss of lines and the 15% depreciation of the HUF against the EUR during the nine months ended September 30, 2009 compared to the prior year.

The number of Business voice telephone lines inside our historical concession areas was approximately 45,000 as of September 30, 2009 compared to 47,000 as of September 30, 2008. The number of direct access Business voice telephone lines outside our historical concession areas was approximately 57,000 as of September 30, 2009 compared to 59,000 as of September 30, 2008 and the number of indirect access Business voice telephone lines outside our historical concession areas was approximately 10,000 as of September 30, 2009 compared to approximately 12,000 as of September 30, 2008. In addition, we had approximately 17,000 DSL lines and approximately 16,000 leased lines as of September 30, 2009 compared to approximately 18,000 DSL lines and approximately 15,000 leased lines as of September 30, 2008.

Mass Market Internet

Our Mass Market Internet revenue was EUR 24.5 million for the nine months ended September 30, 2009 compared to EUR 28.4 million for the nine months ended September 30, 2008, representing a EUR 3.9 million or 14% decrease. Although our broadband DSL customer base increased, the decline was due to the 15% depreciation of the HUF against the EUR during the nine months ended September 30, 2009 compared to the prior year and lower prices due to competition.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

As of September 30, 2009 we had approximately 146,000 broadband DSL customers compared to approximately 135,000 broadband DSL customers as of September 30, 2008, which represents a 8% increase.

Wholesale

Our Wholesale revenue was EUR 98.1 million for the nine months ended September 30, 2008 compared to EUR 95.4 million for the nine months ended September 30, 2008, representing a EUR 2.7 million or 3% increase. This increase is primarily attributable to the fact that for the nine months ended September 30, 2009, Invitel International’s Wholesale revenue was included for the entire period, compared to the period of the nine months ended September 30, 2008, when Invitel International’s Wholesale revenue was included for only seven months, which had an impact of EUR 10.3 million.

Cost of Sales

	Nine Months Ended September 30,
(euro in millions)	2009	2008
Segment cost of sales	60.9	82.4

Cost of sales, at the segment level, totaled EUR 60.9 million for the nine months ended September 30, 2009 and EUR 82.4 million for the nine months ended September 30, 2008, representing a decrease of EUR 21.5 million or 26%. This decrease is due to the decrease in interconnect expenses attributable to the decrease in lines and the 15% depreciation of the HUF against the EUR during the nine months ended September 30, 2009 compared to the prior year.

The following table presents a reconciliation of segment cost of sales to cost of sales as per our Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the nine months ended September 30, 2009 and 2008:

	Nine Months Ended September 30,
(euro in millions)	2009	2008
Segment cost of sales	60.9	82.4
Backbone rental expenses	10.1	11.2
Network operating expenses	13.3	12.5
Direct personnel expenses	9.9	10.3

Total cost of sales, exclusive of depreciation	94.2	116.4

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Segment gross Margin

	Nine Months Ended September 30,		% change
(euro in millions)	2009	2008
Mass Market Voice	48.4	66.4	(27)%
Business	47.7	58.6	(19)%
Mass Market Internet	20.0	23.5	(15)%
Wholesale	65.8	53.4	23%

Segment Gross Margin	181.9	201.9	(10)%
Backbone rental expenses	(10.1)	(11.2)
Network operating expenses	(13.3)	(12.5)
Direct personnel expenses	(9.9)	(10.3)
Selling, general and administrative	(46.8)	(59.2)
Depreciation and amortization	(55.3)	(61.1)

Income from operations	46.5	47.6

Our segment gross margin changed from EUR 201.9 million for the nine months ended September 30, 2008 to EUR 181.9 million for the nine months ended September 30, 2009, representing a decrease of EUR 20.0 million or 10%. This decrease is attributable to the factors described below.

Mass Market Voice

Our Mass Market Voice gross margin was EUR 48.4 million for the nine months ended September 30, 2009 compared to EUR 66.4 million for the nine months ended September 30, 2008, representing a decrease of EUR 18.0 million or 27%. This decrease is mainly due to the decrease in our Mass Market Voice revenue and the 15% depreciation of the HUF against of the EUR during the nine months ended September 30, 2009 compared to the prior year.

Business

Our Business gross margin was EUR 47.7 million for the nine months ended September 30, 2009 compared to EUR 58.6 million for the nine months ended September 30, 2008, representing a decrease of EUR 10.9 million or 19%. This decrease is mainly due to the decrease in Business voice revenue and the 15% depreciation of the HUF against of the EUR during the nine months ended September 30, 2009 compared to the prior year.

Mass Market Internet

Our Mass Market Internet gross margin was EUR 20.0 million for the nine months ended September 30, 2009 compared to EUR 23.5 million for the nine months ended September 30, 2008, representing a decrease of EUR 3.5 million or 15%. This decrease is mainly due to the 15% depreciation of the HUF against of the EUR during the nine months ended September 30, 2009 compared to the prior year.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Wholesale

Our Wholesale gross margin was EUR 65.8 million for the nine months ended September 30, 2009 compared to EUR 53.4 million for the nine months ended September 30, 2008, representing an increase of EUR 12.4 million or 23%. This increase is primarily attributable to the fact that for the nine months ended September 30, 2009 Invitel International’s Wholesale gross margin was included for the entire period, compared to the period of the nine months ended September 30, 2008, when Invitel International’s Wholesale gross margin was included for only seven months, which resulted in an additional gross margin of EUR 10.3 million.

Selling, General and Administrative

	Nine Months Ended September 30,
(euro in millions)	2009	2008
Segment selling, general and administrative	80.1	93.2

Our selling, general and administrative expenses at the segment level, decreased by EUR 13.1 million from EUR 93.2 million for the nine months ended September 30, 2008 to EUR 80.1 million for the nine months ended September 30, 2009. For the nine months ended September 30, 2009, Invitel International’s selling, general and administrative expenses were included for the entire period, compared to the period of the nine months ended September 30, 2008, when Invitel International’s selling, general and administrative expenses were included for only seven months, which resulted in an increase of EUR 3.0 million, which increase was offset by the 15% depreciation of the HUF against the EUR.

The following table presents a reconciliation of segment selling, general and administrative expenses to selling, general and administrative expenses as per our Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the nine months ended September 30, 2009 and 2008.

	Nine Months Ended September 30,
(euro in millions)	2009	2008
Segment selling, general and administrative	80.1	93.2
Backbone rental expenses	(10.1)	(11.2)
Network operating expenses	(13.3)	(12.5)
Direct personnel expenses	(9.9)	(10.3)

Total selling, general and administrative	46.8	59.2

Depreciation and Amortization

	Nine Months Ended September 30,
(euro in millions)	2009	2008
Depreciation and amortization	55.3	61.1

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Depreciation and amortization decreased by EUR 5.8 million from EUR 61.1 million for the nine months ended September 30, 2008 to EUR 55.3 million for the nine months ended September 30, 2009. For the nine months ended September 30, 2009 Invitel International’s depreciation and amortization expense was included for the entire period, compared to the period of the nine months ended September 30, 2008, when Invitel International’s depreciation and amortization expense was included for only seven months, which resulted in additional depreciation and amortization expense of EUR 2.0 million, which increase was offset by the 15% depreciation of the HUF against the EUR.

Income from Operations

	Nine Months Ended September 30,
(euro in millions)	2009	2008
Income from operations	46.5	47.6

As a result of the factors described above, income from operations decreased by EUR 1.1 million from EUR 47.6 million for the nine months ended September 30, 2008 to EUR 46.5 million for the nine months ended September 30, 2009.

Foreign Exchange Gains / (Losses), Net

	Nine Months Ended September 30,
(euro in millions)	2009	2008
Foreign exchange gains (losses), net	(14.3)	14.9

Our foreign exchange losses of EUR 14.3 million for the nine months ended September 30, 2009 resulted primarily from unrealized losses due to the revaluation of our EUR denominated debt at period end as a result of the weakening of the HUF against the EUR during the nine months ended September 30, 2009.

Our foreign exchange gains of EUR 14.9 million for the nine months ended September 30, 2008 resulted primarily from unrealized gains due to the revaluation of our EUR denominated debt at period end as a result of the strengthening of the HUF against the EUR during the nine months ended September 30, 2008.

Interest Expense

	Nine Months Ended September 30,
(euro in millions)	2009	2008
Interest expense	65.2	57.7

Our interest expense increased by EUR 7.5 million from EUR 57.7 million for the nine months ended September 30, 2008 to EUR 65.2 million for the nine months ended September 30, 2009. This increase is mainly due to the write-off of deferred borrowing costs in the amount of EUR 11.9 million in connection with the refinancing we have completed in March, 2009, offset by lower interest expense due to a general decrease in our interest rates.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Interest Income

	Nine Months Ended September 30,
(euro in millions)	2009	2008
Interest income	0.9	1.0

Our interest income was EUR 0.9 million for the nine months ended September 30, 2009 and EUR 1.0 million for the nine months ended September 30, 2008. Interest income was realized on our cash balances during these periods.

Gains / (Losses) from Fair Value Changes of Derivative Financial Instruments

	Nine Months Ended September 30,
(euro in millions)	2009	2008
Gains / (losses) from fair value changes of derivative financial instruments	(14.2)	(20.6)

The EUR 14.2 million loss and the EUR 20.6 million loss on the fair value changes of derivative financial instruments for the nine months ended September 30, 2009 and 2008, respectively, includes realized losses in the amount of EUR 8.9 million and EUR 15.3 million for the nine months ended September 30, 2009 and 2008, respectively, and unrealized losses in the amount of EUR 5.3 million and EUR 5.3 million for the nine months ended September 30, 2009 and 2008, respectively.

Realized losses are due to the hedges closed during the periods relating to some of the hedges entered into in connection with the Invitel Acquisition. Unrealized losses are due to the changes in the fair value of some of the hedges entered into in connection with our debt.

Income Tax Benefit / (Expense)

	Nine Months Ended September 30,
(euro in millions)	2009	2008
Corporate tax	(0.6)	0.1
Local business tax	(3.2)	(12.9)

Current tax benefit / (expense)	(3.8)	(12.8)
Deferred tax benefit / (expense)	8.5	(0.1)

Total income tax benefit / (expense)	4.7	(12.9)

Our income tax changed from an expense of EUR 12.9 million for the nine months ended September 30, 2008 to a benefit of EUR 4.7 million for the nine months ended September 30, 2009, primarily due to the decrease in our local business tax and the increase in our deferred tax benefit.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The deferred tax benefit for the nine months ended September 30, 2009 relates to (i) the decrease in the tax rate in Hungary from 16% plus 4% to the enacted tax rate of 19% (effective from January 1, 2010), which resulted in a deferred tax benefit of EUR 4.1 million and (ii) the increase in our deferred tax assets relating to tax loss carryforwards.

The decrease in our current tax expense is due to the decrease in local tax. Local tax for the nine months ended September 30, 2008 includes a provision for tax penalties in the amount of EUR 9.0 million, relating to legal claims for local tax by certain municipalities. (See Note 8 “Legal Proceedings” in Notes to the Unaudited Condensed Consolidated Financial Statements.)

Net Income / (Loss) Attributable to Invitel Holdings A/S Ordinary / Common Shareholders

	Nine Months Ended September 30,
(euro in millions)	2009	2008
Net income / (loss) attributable to ordinary / common shareholders	(41.6)	(28.9)

As a result of the factors discussed above, we recorded a net loss attributable to ordinary shareholders of EUR 41.6 million for the nine months ended September 30, 2009 compared to a net loss attributable to common shareholders of EUR 28.9 million for the nine months ended September 30, 2008.

Liquidity and Capital Resources

Our net cash provided by operating activities was EUR 57.0 million for the nine months ended September 30, 2009, compared to EUR 53.5 million for the nine months ended September 30, 2008.

We used net cash in investing activities of EUR 62.7 million for the nine months ended September 30, 2009, which includes net capital expenditure of EUR 54.1 million and the settlement of derivative financial instruments of EUR 15.2 million offset by cash generated from the sale of real estate in the amount of EUR 6.6 million. We used net cash in investing activities of EUR 88.6 million for the nine months ended September 30, 2008, which mainly includes the acquisition of Memorex in the amount of EUR 21.5 million, capital expenditure of EUR 53.2 million and the settlement of derivative financial instruments of EUR 15.3.

Financing activities provided cash of EUR 0.2 million for the nine months ended September 30, 2009 compared to EUR 36.6 million cash provided from financing activities for the nine months ended September 30, 2008. Cash flows from financing activities for the nine months ended September 30, 2009 are mainly the result of borrowings repaid and new loans drawn down in connection with the March 2009 Refinancing. Cash flows from financing activities for the nine months ended September 30, 2008 mainly resulted from the draw down of the Bridge Loan in the amount of EUR 100.0 million and the repayment of our borrowings in the amount of EUR 65.3 million.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

We have historically funded our capital requirements primarily through a combination of debt financing and cash flow from operations. We expect to invest EUR 45-50 million in capital expenditures in each of 2010 and 2011, respectively, which we expect to fund from our cash flow from operations. For a summary description of our financing arrangements and current debt structure, see Note 2 “Short and long-term debt” in the Notes to Unaudited Condensed Consolidated Financial Statements.

Our other major contractual cash obligations as of September 30, 2009 (at September 30, 2009 exchange rates) are as follows:

Cash Payments Due by Period

(euro in thousands)

Obligation	Total	1 Year or Less	2–3 Years	4–5 Years	After 5 Years
Long Term Debt Principal Payment	744,994	58,630	268,992	417,372	—
Long Term Debt Interest (1)	206,348	36,282	56,284	113,782	—
Interest Rate Swap Agreements	10,001	1,186	8,815	—	—
Lease Commitments to Telecommunication Providers	48,000	5,449	9,074	8,682	24,795
Other Operating Leases	19,862	3,960	4,743	2,176	8,983
Capital Leases	8,623	4,444	1,686	750	1,743

Total	1,037,828	109,951	349,594	542,762	35,521

(1)

Long-term debt interest payment obligations are calculated by rates of interest for the respective debt arrangements as follows: 7.85% for the HUF tranche of the Amended Senior Facilities Agreement; 1.12% for the EUR tranche of the Amended Senior Facilities Agreement; 0.9% for the 2007 Notes; 1.0% for the 2006 PIK Notes; 10.75% for the 2004 Notes; 1.08% for the Shareholder PIK Loan; 1.35% for the Memorex Turkey Loan; and 7.55% and 7.9% for the 1st and 2nd Memorex Prep Loans, respectively.

Liquidity risk represents the risk that we are unable to meet our payment obligations when those become due. We monitor our liquidity position on an ongoing basis by forecasting and monitoring revenue, capital and operating expenditures, investments and debt service.

The global financial crisis has affected the whole Central and South Eastern European economy. In addition, Hungary’s monetary and fiscal policies have had a significant impact on the Hungarian economy, which has resulted in a recent significant devaluation of the Hungarian forint. We cannot at this time predict with certainty the impact such conditions will have on our business both in Hungary and the Central and South Eastern European region with respect to consumer and business spending on our services or on our ability to repay our debt obligations. We do, however, believe that cash provided by our operating activities and our financing activities will provide adequate resources to satisfy our working capital requirements, scheduled principal and interest payments on our debt and our anticipated capital expenditure requirements. To limit our liquidity risk, we entered into a cash-pay debt restructuring. (See “Effect of Economic and Financial Crisis on Business and Financial Covenant Compliance” and Note 10 “Subsequent Events” in the Notes to the Unaudited Condensed Consolidated Financial Statements).

INVITEL HOLDINGS A/S AND SUBSIDIARIES

We also expect that we will continue to be in compliance with all of the financial covenants that are contained in our financing agreements, as recently amended. (See Note 10 “Subsequent Events” in the Notes to the Unaudited Condensed Consolidated Financial Statements). However, there can be no assurance that we will continue to be in compliance with our financial covenants or that we will be able to obtain covenant relief if such covenant relief should become necessary. The financial covenants contained in our debt agreements are primarily EUR based. Since approximately 70% of our revenue and 72% of our operating expenses are HUF based, we face additional foreign exchange rate risk when we convert our revenue and expenses into euro in order to determine whether we are in compliance with our financial covenants. Failure to comply with these covenants could lead to a default and an acceleration of our debt obligations. In order to limit our risk of non-compliance, we entered into various hedging arrangements to limit our exchange rate risk as well as our interest rate risk. See Note 3 “Derivative Financial Instruments” in the Notes to the Unaudited Condensed Consolidated Financial Statements. In addition we completed a Debt Restructuring pursuant to which we amended our financial covenants to provide additional headroom. (See “Effect of Economic and Financial Crisis on Business and Financial Covenant Compliance” and Note 10 “Subsequent Events” in the Notes to the Unaudited Condensed Consolidated Financial Statements).

In addition to our internally generated cash flow from operations, we have additional liquidity provided by our Amended Senior Facilities Agreement, which agreement was amended and refinanced in March 2009 and again in November 2009. The Amended Senior Facilities Agreement provides us with revolving credit facilities of EUR 4.0 million and HUF 310 million, and liquidity facilities of EUR 7.9 million and HUF 619 million available for draw down. The revolving credit and liquidity facilities are committed lines of credit. We would be able to access these credit facilities should we need additional liquidity to meet our cash obligations.

Our loans under the Amended Senior Facilities Agreement mature in 2011. The Subordinated Term Loan and the 2004 Notes mature in 2012. The 2006 PIK Notes, the 2007 Notes and the Shareholder PIK loan mature in 2013. We will continue to evaluate our capital structure and the capital markets in the future in making our capital financing decisions. For a more detailed description of our debt agreements, see Note 2 “Short and long-term debt” in the Notes to Unaudited Condensed Consolidated Financial Statements.

We may, subject to the terms of our debt instruments, from time to time purchase or otherwise acquire or retire our subsidiaries’ debt and take other steps to reduce our consolidated debt or otherwise change our capital structure. These actions may include open market purchases, negotiated transactions, tender offers, exchange offers or other transactions. The timing and amount of any debt purchases or acquisitions would depend on market conditions, trading levels of the debt from time to time, our cash position and the availability and terms of cash financing from other sources, and other considerations.

Credit rating

The 2004 Notes and the 2007 Notes are rated by international credit rating agencies as required by the relevant indentures. The Corporate Credit Rating is CCC/Positive Stable Outlook and the Corporate Family Rating is B3 as of September 30, 2009, as issued by Standard & Poor’s and Moody’s, respectively. Our ratings do not have a direct impact on our cash flows, nor do they require any change in the collateral securing our existing debt.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Inflation and Foreign Currency

During the nine months ended September 30, 2009, the HUF depreciated against the EUR by 15%. Overall, this resulted in a net foreign exchange loss of EUR 14.3 million for the nine months ended September 30, 2009 compared to a net foreign exchange gain of EUR 14.9 million for the nine months ended September 30, 2008.

Approximately 70% of our total revenue is denominated in HUF and our operating and other expenses, including capital expenditures, are predominantly in HUF but also in EUR. In addition, certain items in the balance sheet accounts are denominated in currencies other than the functional currencies of the operating subsidiaries. Accordingly, when such accounts are translated into the functional currency, we are subject to foreign exchange gains and losses which are reflected as a component of earnings. When the subsidiaries financial statements are translated into EUR for financial reporting purposes, we are subject to translation adjustments, the effect of which is reflected as a component of shareholders’ equity.

Unaudited pro-forma consolidated financial information of Matel

In connection with the Invitel Acquisition on April 27, 2007, our subsidiary, HTCC Holdco II B.V. (“Holdco II”) issued Floating Rate Senior Notes (the “2007 Notes”) in the amount of EUR 200 million due 2013. All liabilities and obligations relating to the 2007 Notes were transferred to our subsidiary Matel after the consummation of the Invitel Acquisition. Matel is the direct parent company of Invitel and the indirect parent of our other operating subsidiaries. We use Matel as a financing entity.

Matel is required to furnish to the holders of the 2007 Notes and the 2004 Notes all financial reports required to be filed with the U.S. Securities and Exchange Commission, which reports are required to contain certain financial information, including certain non-GAAP financial information. We believe that the 2007 Notes and the 2004 Notes are a key component of our capital structure and any non-compliance with the 2007 Notes Indenture or the 2004 Notes Indenture could have a material impact on our financial condition and liquidity.

The following table presents unaudited summarized consolidated financial information of Matel, on a pro-forma basis, as though the combination of Invitel, Euroweb Romania, Tele2 Hungary (renamed Invitel Telecom) and Invitel International had occurred at the beginning of the respective periods:

	Three months ended September 30,			Nine months ended September 30,
	2009 Pro-forma	2008 Pro-forma	2009 Pro-forma	2008 Pro-forma
	(euro in thousands)
Revenue	80,693	101,753	242,743	291,319
Adjusted EBITDA (1)	37,646	45,527	112,126	127,550
Net income (loss)	3,087	(9,753)	(29,314)	(19,128)
Depreciation and amortization	(19,108)	(22,667)	(55,334)	(63,191)
Net interest expense (2)	(8,738)	(13,315)	(30,711)	(39,244)
Capital expenditure (3)			54,152	62,622
Net cash flow provided by (used in) operating activities *			57,061	53,520

			September 30, 2009	December 31, 2008
			(euro in thousands)
Cash and cash equivalents			21,678	28,959
Third party debt (4)			532,272	558,727
Net third party debt (5)			510,594	529,768
Total liabilities			712,946	741,441

(*)	Consolidated net cash flow provided by operating activities as per our cash flow statement for the nine months ended September 30, 2009.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The above unaudited pro-forma consolidated financial information is intended for informational purposes only and is not indicative of Matel’s results of operations had the combination of Invitel, Euroweb Romania, Tele2 Hungary and Invitel International occurred at the beginning of the respective periods. The unaudited pro-forma consolidated financial information does not include potential cost savings from operating efficiencies or synergies.

The unaudited pro-forma consolidated financial information for the three and nine months ended September 30, 2009 included in the above tables were calculated by using EUR/HUF exchange rates of 271.36 and 283.82, respectively, which were the average exchange rates for the three and nine months ended September 30, 2009. The unaudited pro-forma consolidated financial information for the three and nine months ended September 30, 2008 included in the above tables were calculated by using EUR/HUF exchange rates of 236.11 and 247.69, respectively, which were the average exchange rates for the three and nine months ended September 30, 2008.

(1)	We define EBITDA as net income/(loss) plus income taxes, net financial expenses and depreciation and amortization. Adjusted EBITDA is EBITDA plus the cost of restructuring, due diligence expenses, non-cash share-based compensation and other non-recurring items. Other companies in our industry may calculate Adjusted EBITDA in a different manner. Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP and should not be considered as an alternative to net gain or to cash flow from operating, investing or financing activities, as a measure of liquidity or an indicator of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements. In addition, Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments.

Adjusted EBITDA is reconciled to net income as follows:

	Three months ended September 30,		Nine months ended September 30,
	2009 Pro-forma	2008 Pro-Forma	2009 Pro-forma	2008 Pro-Forma
	(euro in thousands)
Adjusted EBITDA	37,646	45,527	112,126	127,550
Cost of restructuring and integration	(93)	(925)	(2,423)	(8,673)
Due diligence expenses	(258)	(754)	(466)	(1,603)
SEC related expenses	(76)	(490)	(322)	(889)
Provision for unused vacation	723	279	(300)	(529)
One-off provision for bad debts	88	(142)	88	(400)
Turkey start-up expenses	(59)	(849)	(344)	(2,088)
Other	(839)	(1,437)	(7,137)	(3,048)

EBITDA	37,132	41,209	101,222	110,320
Income taxes	2,954	(9,483)	4,880	(12,411)
Minority interest	—	1	5	(1)
Financing expenses, net	(13,690)	(15,127)	(51,171)	(46,726)
Foreign exchange gains (losses), net	1,842	(7,723)	(14,747)	13,434
Gains (losses) on derivatives	(6,043)	4,037	(14,169)	(20,553)
Depreciation and amortization	(19,108)	(22,667)	(55,334)	(63,191)

Net income (loss)	3,087	(9,753)	(29,314)	(19,128)

INVITEL HOLDINGS A/S AND SUBSIDIARIES

(2)	Net interest expense equals interest expense (excluding interest on subordinated shareholder loans) less interest income. The pro-forma adjustment to net interest expense in 2008 is the additional net interest expense due to the Memorex Acquisition.
(3)	Capital expenditure represents acquisition of telecommunications network equipment and other intangibles from our cash flow statement.
(4)	Third party debt excludes related party subordinated loans, liabilities from capital lease obligations and liabilities relating to derivative financial instruments.
(5)	Net third party debt equals third party debt less cash and cash equivalents.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk Exposure

Foreign Currency Exchange Rate Risks

We are exposed to various types of risk in the normal course of our business, including the risk from foreign currency exchange rate fluctuations. Our operations, including approximately 70% of our gross revenue and approximately 72% of our operating expenses, are HUF based. Therefore, we are subject to currency exchange rate risk with respect to our non-HUF denominated expenses, primarily EUR, due to the variability between the HUF and the EUR. Due to our limited exposure with respect to non-HUF denominated expenses, we have not entered into any agreements to manage our foreign currency risks related to such expenses but we continue to monitor the currency exchange rate risk related to such expenses.

We are also exposed to exchange rate risk since the majority of our debt obligations are in EUR. The EUR/HUF exchange rate changed from 264.78 as of December 31, 2008 to 270.36 as of September 30, 2009, an approximate 2% depreciation in the value of the HUF versus the EUR. Given our EUR denominated debt obligations, exchange rate fluctuations can have a significant impact on our financial statements in connection with foreign exchange gains/losses and the resulting debt balances. The sensitivity of our future cash-flows to foreign exchange rate changes related to our debt service, including all hedging in place, is detailed in the table under the section “Derivative Financial Instruments”. (See also Note 3 “Derivative Financial Instruments” in the Notes to Unaudited Condensed Consolidated Financial Statements.)

Interest Rate Risks

We are exposed to interest rate risks because our outstanding EUR denominated and HUF denominated debt obligations primarily accrue interest at variable rates tied to market

INVITEL HOLDINGS A/S AND SUBSIDIARIES

interest rates. The interest rates on the EUR and HUF denominated obligations are based on EURIBOR and BUBOR, respectively. We evaluate market interest rates and the costs of interest rate hedging instruments by reviewing historical variances between market rates and rates offered by third parties on hedging instruments, as well as market expectations of future interest rates. The sensitivity of our future cash-flows to interest rate changes related to our debt service, including all hedging in place, is detailed in the table under the section “Derivative Financial Instruments”. (See also Note 3 “Derivative Financial Instruments” in the Notes to Unaudited Condensed Consolidated Financial Statements.)

Derivative Financial Instruments

During 2007, in order to reduce our exposure to foreign currency exchange rate risk and interest rate changes, we implemented a major hedging program as part of which we hedged the interest rate and foreign currency exchange rate risks on a substantial portion of our debt. In 2008 the majority of the 2007 hedging arrangements were effectively unwound. In 2009, we entered into various interest rate swaps, foreign exchange forward agreements, cross-currency interest rate swaps and foreign currency option transactions. The following table summarizes the notional amounts and respective fair values of our derivative financial instruments, which mature at varying dates, as of September 30, 2009:

Asset / (Liability)	Notional Amount	Fair Market Value	Fair Value Change Nine Months ended September 30, 2009
	(in thousands of euro)
Cross-currency interest rate swaps	21,374	(7,443)	(456)
FX forward agreements	60,730	(3,702)	(3,757)
Interest rate swaps	332,589	(2,557)	(2,604)
Call option	43,243	12	12

The notional principal amount provides one measure of the transaction volume outstanding as of the end of the period, and does not represent the amount of our exposure to market loss. The estimated fair market values represent the estimated amounts that we would pay or receive to terminate the contracts as of September 30, 2009. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Sensitivity Analysis

The following table shows the sensitivity of our debt instruments, factoring in the related hedging positions, to potential foreign currency exchange rate and interest rate changes as of September 30, 2009:

	1% p.a. increase in interest rates			10% p.a. increase in EUR/HUF rate
Instrument	Cash Flow impact on debt service	Cash Flow impact on underlying hedge	Net Cash Flow impact	Cash Flow impact on debt service	Cash Flow impact on underlying hedge	Net Cash Flow impact
	(euro in thousands)
Amended Senior Facilities Agreement HUF tranche (1)	(354)	50	(304)	—	—	—
Amended Senior Facilities Agreement EUR tranche (1)	(700)	932	232	(4,104)	4,006	(98)
Subordinated Term Loan	(320)	320	—	(413)	274	(139)
Shareholder PIK Loan	(411)	—	(411)	(854)	—	(854)
1st Memorex Prep Loan	—	—	—	(60)	—	(60)
2nd Memorex Prep Loan	—	—	—	(24)	—	(24)
Memorex Turkey Loan	(14)	—	(14)	(241)	—	(241)
2007 Notes	(2,000)	2,000	—	(1,191)	997	(194)
2004 Notes	—	—	—	(1,527)	1,527	—
2006 PIK Notes (2)	(1,863)	—	(1,863)	(2,047)	—	(2,047)

Total	(5,662)	3,302	(2,360)	(10,461)	6,804	(3,657)

(1)	Calculation based on actual outstanding notional amounts per repayment/hedging schedule
(2)	The issuer can select the interest to be paid in cash or in kind (i.e. issue of new bonds)

The above table shows the impact of a 1% increase in interest rates (e.g. BUBOR and EURIBOR) and a 10% increase in the EUR/HUF exchange rate on our debt service related cash flow due in the next 12 months.

In the ordinary course of business we enter into contractual agreements to provide and receive telephone and other services. Certain of these agreements are denominated in currencies other than the functional currency of any of the parties, mainly in EUR, and are required to be accounted for separately as embedded derivatives. The impact of a 10% strengthening or weakening of the HUF against other currencies would result in a change in the amount of embedded derivatives by EUR 2.0 million.